Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

Forge Nano Holdings, Inc.,
as the Purchaser,

FN Merger Sub, Inc.,
as Merger Sub,

HzO, Inc.
as the Company,

and

Fortis Advisors LLC,
as the Stockholders’ Representative,

Dated as of November 4, 2026

i

TABLE OF CONTENTS

Page

ARTICLE I THE MERGER	7

1.1	The Merger	7
1.2	Effective Time	7
1.3	Effect of the Merger	7
1.4	Tax Treatment of the Merger	8
1.5	Governing Documents Relating to the Merger	8
1.6	Directors and Officers Relating to the Merger	8
1.7	[Reserved]	8
1.8	Purchase Price Amount	8
1.9	Effect on Company Equity Interests	8
1.10	[Reserved]	10
1.11	Conversion of Company Common Stock	10
1.12	Treasury Stock	10
1.13	Rights Cease to Exist	10
1.14	Appraisal Rights	11
1.15	Surrender of Company Stock and Payment of Purchase Price Amount	11
1.16	Effect of the Merger on Merger Sub	12
1.17	Estimated Closing Statement and Closing Consideration Spreadsheet	13
1.18	[Reserved]	16
1.19	Taking of Necessary Action; Further Action	16
1.20	[Reserved]	16
1.21	Withholding Rights	16
1.22	Holdback Shares	16
1.23	FIRPTA Compliance	17

ARTICLE II CLOSING	17

2.1	Closing	17

ARTICLE III REPRESENTATIONS AND WARRANTIES OF PARENT, THE PURCHASER AND MERGER SUB	17

3.1	Organization and Standing	17
3.2	Authorization; Binding Agreement	18
3.3	Governmental Approvals	19
3.4	Non-Contravention	19
3.5	Capitalization	19
3.6	Financial Statements	20
3.7	Absence of Undisclosed Liabilities	21
3.8	Litigation; Compliance with Laws	21
3.9	Taxes and Returns	21
3.10	SEC Reports; Nasdaq Listing	21
3.11	[Reserved]	22

3.12	[Reserved]	22
3.13	[Reserved]	22
3.14	Subsidiary Activities	22
3.15	[Reserved]	22
3.16	Finders and Brokers	22
3.17	Ownership of Stockholder Merger Consideration	22
3.18	[Reserved]	22
3.19	[Reserved]	22
3.20	[Reserved]	22
3.21	[Reserved]	22
3.22	[Reserved]	22
3.23	Litigation; Permits	22
3.24	No Other Representations	23

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY	23

4.1	Organization and Standing	23
4.2	Authorization; Binding Agreement	24
4.3	Capitalization	25
4.4	Subsidiaries	25
4.5	Governmental Approvals	26
4.6	Non-Contravention	26
4.7	Financial Statements	26
4.8	Absence of Certain Changes	27
4.9	Compliance with Laws	28
4.10	Company Permits	28
4.11	[Reserved]	28
4.12	Litigation	28
4.13	Material Contracts	28
4.14	Intellectual Property	30
4.15	Taxes and Returns	32
4.16	Real Property	34
4.17	Personal Property	35
4.18	Title to and Sufficiency of Assets	35
4.19	Employee Matters	35
4.20	Benefit Plans	37
4.21	Environmental Matters	39
4.22	Transactions with Related Persons	40
4.23	Insurance	40
4.24	Books and Records	41
4.25	Top Customers and Suppliers	41
4.26	Certain Business Practices	41
4.27	Investment Company Act	42
4.28	Finders and Brokers	42
4.29	[Reserved]	42
4.30	Independent Investigation	42
4.31	Information Supplied	42
4.32	Disclosure	43

ARTICLE V COVENANTS	43

5.1	[Reserved]	43
5.2	[Reserved]	43
5.3	Certain Covenants of Parent and the Purchaser	43
5.4	[Reserved]	43
5.5	[Reserved]	43
5.6	[Reserved]	44
5.7	No Trading	44
5.8	[Reserved]	44
5.9	[Reserved]	44
5.10	Tax Matters	44
5.11	Further Assurances	45
5.12	[Reserved]	45
5.13	Company Stockholder Approval	45
5.14	Public Announcements	45
5.15	Confidential Information	45
5.16	Parent Obligations; Reservation and Listing of Shares	46
5.17	[Reserved]	46
5.18	Indemnification of Directors and Officers; Tail Insurance	46
5.19	Tax Receivable	47
5.20	[Reserved]	47
5.21	Section 280G	47

ARTICLE VI SURVIVAL AND INDEMNIFICATION	48

6.1	Survival	48
6.2	Indemnification by the Company Stockholders and Stockholders’ Representative	49
6.3	Indemnification by Parent and Purchaser	49
6.4	Limitations on Indemnification	50
6.5	Claim Notice Procedures	51
6.6	Third Party Claims	52
6.7	Exclusive Remedy	53
6.8	Effect of Investigation	53

ARTICLE VII CLOSING DELIVERABLES	53

7.1	Closing Deliverables of the Company	53
7.2	Closing Deliverables of the Purchaser	54

ARTICLE VIII EXPENSES	55

8.1	Fees and Expenses	55

ARTICLE IX MISCELLANEOUS	56

9.1	Non-Recourse	56
9.2	Notices	56
9.3	Binding Effect; Assignment	57
9.4	Third Parties	57
9.5	Fees and Expenses	57
9.6	Governing Law; Jurisdiction	57
9.7	WAIVER OF JURY TRIAL	57
9.8	Specific Performance	58
9.9	Severability	58
9.10	Amendment	58
9.11	Waiver	58
9.12	Entire Agreement	58
9.13	Interpretation	59
9.14	Counterparts	59
9.15	Legal Representation	60

ARTICLE X STOCKHOLDERS’ REPRESENTATIVE	60

10.1	Appointment as Agent and Attorney-in-Fact	60
10.2	Scope of Authority	60
10.3	Expense Fund	61
10.4	Indemnification of Stockholders’ Representative	61
10.5	Replacement	62
10.6	Reliance Protection	62
10.7	Limitation of Liability	62

ARTICLE XI DEFINITIONS	63

11.1	Certain Definitions	63
11.2	Section References	77

INDEX OF EXHIBITS

Exhibit         Description

Exhibit A      Form of Written Consent

Exhibit B      Accounting Methodology; Current Assets and Current Liabilities

Exhibit C      Form of Letter of Transmittal

Exhibit D      Form of Identified Employee Employment Agreement

Company Disclosure Schedules

Purchaser Disclosure Schedules

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of November 4, 2026 by and among (i) Forge Nano Holdings, Inc., a Delaware corporation (the “Purchaser”), (ii) FN Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub”), (iii) HzO, Inc., a Delaware corporation (the “Company”) and (iv) Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as the representative of the Company Stockholders (the “Stockholders’ Representative”). The Purchaser, Merger Sub and the Company (and, solely for purposes of ARTICLE IX, ARTICLE X and any other provision of this Agreement that expressly refers to the Stockholders’ Representative, and solely in its capacity as such, the Stockholders’ Representative) are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.”

RECITALS:

A.            On March 13, 2026, the Company funded the Company Tranche 1 Investment to Forge Nano (as defined below), consisting of (i) $13,000,000 in cash and (ii) a deemed unsecured loan of $2,000,000 from Forge Nano to the Company evidenced by that certain Credit Agreement, dated as of March 13, 2026, between Forge Nano and the Company (the “Loan Agreement”), in each case in exchange for 76,116 shares of Series D Preferred Stock of Forge Nano, which shares were subsequently exchanged for shares of Purchaser Common Stock in connection with the De-SPAC Transaction. The Parties acknowledge that the Company Tranche 1 Investment has been fully funded as of the date of this Agreement. B.      Upon the terms and subject to the conditions of this Agreement and in accordance with Delaware General Corporation Law (as amended, the “DGCL”), the Parties intend to, at the Effective Time (as defined below), effect the merger of Merger Sub with and into the Company, with the Company continuing as the Surviving Corporation (as defined below) (the “Merger”), as a result of which all of the issued and outstanding capital stock of the Company immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right for each equityholder of the Company to receive its Pro Rata Share (as defined below) of the Consideration Shares (as defined below), all upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the DGCL.

C.            The board of directors of the Purchaser has approved this Agreement and the transactions contemplated hereby, including the Merger and determined that this Agreement and the transactions contemplated hereby are fair to, advisable and in the best interests of the Purchaser and the Purchaser’s stockholders.

D.            The board of directors of Merger Sub, and the Purchaser, as the sole stockholder of Merger Sub, have each (i) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (ii) declared that this Agreement and the transactions contemplated hereby are fair to, advisable and in the best interests of Merger Sub and the Purchaser, as the sole stockholder of Merger Sub and (iii) adopted this Agreement and approved the transactions contemplated hereby, including the Merger.

E.            The board of directors of the Company has (i) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (ii) declared that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company and the Company’s stockholders, (iii) determined that this Agreement be submitted to the Company’s stockholders for the adoption and the approval of the transactions contemplated hereby, including the Merger, and (iv) determined to recommend to the Company’s stockholders the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger.

F.             Immediately following the execution and delivery of this Agreement, and prior to the Effective Time, the Company shall obtain the Required Company Stockholder Approval (as defined below) and deliver to the Purchaser a true and correct copy of an irrevocable written consent signed by the Company’s directors and the Significant Company Holders (as defined below), substantially in the form attached hereto as Exhibit A, sufficient to approve the Merger and the other transactions contemplated by this Agreement.

G.             Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Purchaser and Merger Sub to enter into this Agreement, each Identified Employee has entered into an employment agreement with Purchaser or a Subsidiary of Purchaser, substantially in the form attached hereto as Exhibit D, to be effective immediately after the Closing (each, an “Identified Employee Employment Agreement”).

H.           The Parties intend that the Merger will qualify for the Merger Intended Tax Treatment (as defined below).

I.              Certain capitalized terms used herein are defined in Article XI hereof.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I
THE MERGER

1.1           The Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the DGCL, Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation and a wholly-owned subsidiary of Purchaser. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation” (provided, that references to the Company for periods after the Effective Time shall include the Surviving Corporation).

1.2           Effective Time. Subject to and upon the terms and conditions of this Agreement, on the Closing Date, the Parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware and make such other filings or recordings, in each case in accordance with the relevant provisions of the DGCL in connection with the Merger (the time of such filing, or such later time as may be specified in the Certificate of Merger, being the “Effective Time”).

1.3           Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub and the Company shall vest in the Surviving Corporation, and all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Company and Merger Sub will be the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Corporation.

1.4           Tax Treatment of the Merger. For federal income tax purposes, the Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code (the “Merger Intended Tax Treatment”). The Parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations. Each of the Parties acknowledge and agree that each such Party (a) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement and (b) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Merger is determined not to qualify for the Merger Intended Tax Treatment.

1.5           Governing Documents Relating to the Merger. At the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to be identical to the certificate of incorporation and bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that all references therein to the name of Merger Sub shall be replaced with references to the name of the Surviving Corporation, which shall be “HzO, Inc.”), in each case, until thereafter amended or restated as provided therein and in accordance with the applicable provisions of the DGCL.

1.6           Directors and Officers Relating to the Merger. The Parties shall take all requisite actions such that, from and after the Effective Time:

(i)            the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation at the Effective Time, each to hold the office of a director of the Surviving Corporation in accordance with the provisions of the DGCL and Surviving Corporation’s Organizational Documents, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal, and

(ii)            the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

1.7           [Reserved].

1.8           Purchase Price Amount. At the Effective Time, as consideration for the Merger, the Company Stockholders collectively shall be entitled to receive from the Purchaser, in the aggregate, a number of shares of Consideration Common Stock equal to (i) the Purchase Price Amount, as adjusted pursuant to Section 1.17, divided by (ii) the Consideration Price Per Share (the “Consideration Shares,” and the total number of Consideration Common Stock payable to Company Stockholders in accordance with this Agreement is also referred to herein as the “Stockholder Merger Consideration”).

1.9           Effect on Company Equity Interests.

(a)            At the Effective Time, by virtue of the Merger and without any action on the part of any Party:

(i)            Treatment of Company Stock. All issued and outstanding shares of Company Stock issued and outstanding immediately prior to the Effective Time (other than the shares to be canceled in accordance with Section 1.12 and Dissenting Shares) shall be converted into the right to receive the Applicable Merger Consideration. For avoidance of any doubt, following the Effective Time, each Company Stockholder will cease to have any rights with respect to the Company Stock, except for the right to receive the Applicable Merger Consideration.

(ii)           Treatment of Company Warrants. Each warrant to purchase shares of Company Stock that is issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to represent a conditional right to purchase a number of shares of Company Stock, and each holder thereof shall be entitled to receive, in respect of such cancelled Company warrant, a number of Consideration Shares equal to (1) the product obtained by multiplying (A) the number of shares of Company Stock issuable upon exercise of such Company warrant immediately prior to the Effective Time, by (B) the Merger Exchange Ratio, minus (2) the quotient obtained by dividing (x) the aggregate exercise price of such Company warrant (being the per-share exercise price multiplied by the number of shares of Company Stock so issuable) by (y) the Consideration Price Per Share, with the result rounded down to the nearest whole share. For the avoidance of doubt, any Company warrant whose aggregate exercise price equals or exceeds the product obtained by multiplying (1) the number of shares of Company Stock issuable upon exercise of such Company warrant, by (2) the Merger Exchange Ratio, by (3) the Consideration Price Per Share shall be canceled and extinguished at the Effective Time without payment of any Consideration Shares.

(iii)           Treatment of Company Equity Awards.

(A)            Each restricted stock unit award granted under the Company’s Equity Plan (each, a “Company RSU”) that is outstanding immediately prior to the Effective Time, whether or not then vested, shall, immediately prior to the Effective Time, be cancelled, extinguished and converted into the right to receive from the Purchaser the Applicable Merger Consideration.

(B)            Each share of restricted Company Common Stock (each, a “Company Stock Award”) that is outstanding immediately prior to the Effective Time shall be forfeited to the Company, treated in accordance with this Section 1.9 and automatically converted into the right to receive from the Purchaser the Applicable Merger Consideration.

(C)            Each outstanding Company Option that is unvested as of immediately prior to the Effective Time shall vest in full as of immediately prior to the Effective Time.

(D)            Each Company Option that is outstanding immediately prior to the Effective Time, whether or not vested (after giving effect to Section 1.9(a)(iii)(C)), shall, immediately prior to the Effective Time, be canceled, extinguished and converted into the right to receive from the Purchaser the Applicable Merger Consideration.

(E)            At or prior to the Effective Time, the Company, the Company Board, the compensation committee of the Company Board (the “Compensation Committee”) or a committee appointed by the Company Board to administer the Company Equity Plan, as applicable, shall adopt any resolutions and take any and all actions that are necessary to effectuate the provisions of this Section 1.9, it being understood and agreed that from and after the Effective Time, no participant in any Company Equity Plan will have any right thereunder to acquire any equity securities of the Company or any of its Subsidiaries. All Company Stock Awards, Company RSUs and all Company Equity Plans will terminate as of the Effective Time without ongoing liability to the Parties or any of their respective Subsidiaries other than to make the payments set forth in this Section 1.9, and the provisions in any other Contract providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its Subsidiaries will be cancelled as of the Effective Time. Prior to the Effective Time, the Company shall take all actions necessary to ensure that, from and after the Effective Time, Purchaser will not be required to deliver any capital stock or other equity interests of the Company to any Person pursuant to the settlement of Company RSUs and Company Stock Awards or any other awards under the Company Equity Plan.

(F)            Immediately prior to the Effective Time, the Company shall cause the TIP to be terminated and all rights thereunder (including, without limitation, the right of each TIP Participant to receive a Bonus Amount (as defined thereunder)) shall be cancelled and cease to exist and, in exchange therefor, each TIP Participant shall be entitled to receive the number of Purchaser RSUs set forth opposite such holder’s name on the TIP Consideration Schedule (the aggregate dollar value of all such Purchaser RSUs (valued at the Purchaser RSU Price), which shall equal the aggregate of all dollar amounts set forth opposite the names of all TIP Participants on the TIP Consideration Schedule, the “TIP Consideration Adjustment Amount”). Each Purchaser RSU issued to a TIP Participant pursuant to this Section 1.9(a)(iii)(F) shall be granted pursuant to, and subject to the terms of, a separate restricted stock unit award agreement on the Purchaser’s standard terms between the Purchaser and such TIP Participant (each, a “TIP RSU Award Agreement”), which shall provide that such Purchaser RSUs shall (i) vest in full on the first (1st) anniversary of the Closing Date, subject to such TIP Participant’s continued employment with the Purchaser, the Surviving Corporation or any of their respective Subsidiaries through such date (the “Vesting Date”), (ii) vest in full (A) if such TIP Participant’s employment is terminated without Cause (as defined in the applicable TIP RSU Award Agreement) by the Purchaser, the Surviving Corporation or any of their respective Subsidiaries or (B) upon such TIP Participant’s death or Disability (as defined in the applicable TIP RSU Award Agreement), in the case of each of the foregoing clauses (A) and (B), prior to the Vesting Date or (iii) be forfeited for no consideration upon any other termination of such TIP Participant’s employment prior to the Vesting Date.

1.10            [Reserved].

1.11            Conversion of Company Common Stock.

(a)            At the Effective Time, by virtue of the Merger and without any action on the part of the Purchaser, Merger Sub, the Company or the Company Stockholders, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (not including shares to be canceled in accordance with Section 1.12 and Dissenting Shares) shall be canceled and automatically converted into the right to receive, without interest, the applicable pro rata portion of the Consideration Shares for such number of shares of Company Common Stock (the “Applicable Per Share Merger Consideration”). For avoidance of any doubt, following the Effective Time, each Company Stockholder will cease to have any rights with respect to the Company Stock, except for the right to receive the Applicable Per Share Merger Consideration.

1.12            Treasury Stock. At the Effective Time, if there is any Company Stock owned by the Company as treasury shares or any Company Stock owned by any direct or indirect Subsidiary of the Company immediately prior to the Effective Time, such shares of Company Stock shall be canceled and shall cease to exist without any conversion thereof or payment therefor.

1.13            Rights Cease to Exist. As of the Effective Time, all shares of Company Stock shall no longer be outstanding, shall automatically be canceled and shall cease to exist and each holder of shares of Company Stock shall cease to have any rights with respect thereto, except the rights set forth in this Agreement.

1.14            Appraisal Rights. Notwithstanding anything contained herein to the contrary, and only in the event that the Purchaser Common Stock paid pursuant to ARTICLE 1 is not within the scope of DGCL section 262(b)(1), any Dissenting Shares shall not be converted into the right to receive the consideration provided for in Section 1.8, but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to the DGCL. Each holder of Dissenting Shares who, pursuant to the provisions of the DGCL, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with the DGCL (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then any such shares shall immediately be converted into the right to receive the consideration payable pursuant to Section 1.8 in respect of such shares as if such shares never had been Dissenting Shares, and the Purchaser shall pay and deliver (or cause to be paid and delivered) to the holder thereof, the number of shares of Purchaser Common Stock to which such holder would be entitled in respect thereof under Section 1.8 as if such shares of Company Common Stock never had been Dissenting Shares. The Company shall give Purchaser prompt notice of any demands for appraisal or purchase received by the Company, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company, and Company shall give Purchaser and the Stockholders’ Representative the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal or purchase under the DGCL. The Company and Purchaser shall not, except with the prior written consent of the other Party, or as otherwise required under the DGCL, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares. Notwithstanding the foregoing, to the extent that Purchaser, the Surviving Corporation or the Company (i) makes any payment or payments in respect of any Dissenting Shares in excess of the value of all the shares of Purchaser Common Stock that otherwise would have been owed in respect of such shares in accordance with this Agreement or (ii) incurs any Losses (including reasonable attorneys’ and reasonable consultants’ fees, costs and expenses and including any such reasonable fees, costs and expenses incurred in connection with investigating, defending against or settling any action or proceeding) in respect of any Dissenting Shares (excluding payments for such shares) ((i) and (ii) together “Dissenting Share Payments”), Purchaser shall be entitled to recover under the terms of ARTICLE VI hereof the amount of such Dissenting Share Payments.

1.15          Surrender of Company Stock and Payment of Purchase Price Amount.

(a)            Prior to the Effective Time, the Purchaser shall appoint the Purchaser’s transfer agent to act as the exchange agent (the “Exchange Agent”) for the purpose of disbursing the Stockholder Merger Consideration. At or prior to the Effective Time, the Purchaser shall deposit, or cause to be deposited, with the Exchange Agent, the Stockholder Merger Consideration, less the Holdback Shares.

(b)            At or prior to the Effective Time, the Purchaser shall send, or shall cause the Exchange Agent to send, to each Company Stockholder a letter of transmittal, in form and substance satisfactory to the Company (the “Letter of Transmittal”), which shall include a customary “lock-up” provision covering a period of six (6) months, on terms (including as to carve-outs, permitted transfers and early-release provisions) no less favorable to the Company Stockholders than the lock-up terms applicable to the directors, officers and pre-De-SPAC Transaction stockholders of Forge Nano in connection with the De-SPAC Transaction (collectively, the “Transmittal Documents”), for use in such exchange (which shall specify that the delivery of any Company Equity Interest in respect of any portion of the Stockholder Merger Consideration shall be effected, and risk of loss and title shall pass, only upon proper delivery of a properly completed and duly executed Letter of Transmittal to the Exchange Agent for use in such exchange).

(c)            Each Company Stockholder shall be entitled to receive its Applicable Merger Consideration in respect of the Company Stock tendered for exchange as soon as reasonably practicable after the Effective Time, but subject to the delivery to the Exchange Agent of the Transmittal Documents.

(d)            If any portion of the Stockholder Merger Consideration is to be delivered or issued to a Person other than the Person in whose name the Company Equity Interest is registered immediately prior to the Effective Time, it shall be a condition to such delivery that (i) the transfer of such Company Equity Interest shall have been permitted in accordance with the terms of the Company’s Organizational Documents and any stockholders agreement with respect to the Company, each as in effect immediately prior to the Effective Time, (ii) the recipient of such portion of the Stockholder Merger Consideration, or the Person in whose name such portion of the Stockholder Merger Consideration is delivered or issued, shall have already executed and delivered such other Transmittal Documents as are reasonably deemed necessary by the Exchange Agent or the Purchaser and (iii) the Person requesting such delivery shall pay to the Exchange Agent any transfer or other Taxes required as a result of such delivery to a Person other than the registered holder of such Company Equity Interest or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e)            After the Effective Time, there shall be no further registration of transfers of Company Equity Interests. If, after the Effective Time, the Transmittal Documents are presented to the Surviving Corporation or the Exchange Agent, the Company Equity Interests shall be canceled and exchanged for the applicable portion of the Stockholder Merger Consideration provided for, and in accordance with the procedures set forth in this Section 1.15. No dividends or other distributions declared or made after the date of this Agreement with respect to Purchaser Common Stock with a record date after the Effective Time will be paid to the holders of any Company Equity Interests that has not yet been surrendered with respect to Purchaser Common Stock to be issued upon surrender thereof until the holders of record of such Company Equity Interests shall provide the Transmittal Documents. Subject to applicable Law, following delivery of the Transmittal Documents, the Purchaser shall promptly deliver to the record holders thereof, without interest, evidence representing Purchaser Common Stock issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Purchaser Common Stock.

(f)            All securities issued upon the surrender of Company Equity Interests in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Equity Interests. Any portion of the Stockholder Merger Consideration made available to the Exchange Agent pursuant to Section 1.15(a) that remains unclaimed by Company Stockholders two (2) years after the Effective Time shall be returned to the Purchaser, upon demand, and any such Company Stockholder who has not exchanged its Company Equity Interest for the applicable portion of the Stockholder Merger Consideration in accordance with this Section 1.15 prior to that time shall thereafter look only to the Purchaser for payment of the portion of the Stockholder Merger Consideration in respect of such Company Equity Interests, without any interest thereon (but with any dividends paid with respect thereto). Notwithstanding the foregoing, none of the Surviving Corporation, nor any Party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g)            Notwithstanding anything to the contrary contained herein, no fraction of a share of Purchaser Common Stock will be issued by virtue of the Merger or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a share of Purchaser Common Stock (after aggregating all fractional shares of Purchaser Common Stock that otherwise would be received by such holder) shall instead have the number of shares of Purchaser Common Stock issued to such Person rounded down in the aggregate to the nearest whole share of Purchaser Common Stock.

(h)            At the Effective Time, the outstanding principal amount of, and all accrued and unpaid interest on, the Loan Agreement shall be deemed satisfied in full and the Loan Agreement shall terminate as of the Closing, with the aggregate amount so satisfied to be deducted from the Purchase Price Amount pursuant to Section 1.8.

1.16         Effect of the Merger on Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any Company Stock or the holders of any shares of capital stock of the Purchaser or Merger Sub, each share of Merger Sub Common Stock outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of common stock of the Surviving Corporation, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

1.17         Estimated Closing Statement and Closing Consideration Spreadsheet. On or prior to the date of this Agreement, the Company has delivered to Purchaser:

(a)            A certificate executed by an executive officer of the Company (the “Estimated Closing Statement”) setting forth good faith estimates (along with reasonable supporting evidence, details and calculations) of the (i) Closing Working Capital (the “Estimated Working Capital”) and the resulting Company Working Capital Overage or Company Working Capital Underage, as the case may be, based on the Estimated Working Capital, (ii) Closing Cash (the “Estimated Closing Cash”), (iii) Closing Debt (the “Estimated Closing Debt”), (iv) Acquisition Costs (the “Estimated Acquisition Costs”), (v) the payoff amount in connection with that certain deemed unsecured loan of $2,000,000 from Forge Nano to the Company (the “Deemed Loan Payoff Amount”), and, based on the foregoing, (vi) the Estimated Adjustment Amount, in each case, prepared in accordance with the Accounting Methodology and the terms of this Agreement;

(b)            a spreadsheet (the “Closing Consideration Spreadsheet”), prepared by the Company in good faith and detailing the following, in each case, as of immediately prior to the Effective Time and based on the estimates set forth in the Estimated Closing Statement:

(c)            the name and email address of record of each holder of Company Equity Interests and the number and class, type or series of Company Equity Interests held by each;

(d)            detailed calculations of each of the following (in each case, determined without regard to withholding):

(i)            the portion of the Consideration Shares allocable to each Company Stockholder;

(ii)            the Applicable Per Share Merger Consideration;

(iii)          the Pro Rata Share; and

(iv)          the number of Purchaser RSUs issuable to each TIP Participant, determined in accordance with the TIP Consideration Schedule based on the Purchaser RSU Price applicable as of the Closing.

(v)            any other determination or calculation reasonably called for by the Purchaser.

(e)            The contents of the Closing Consideration Spreadsheet delivered by the Company hereunder have been subject to reasonable review and comment by the Purchaser, but the Company shall, in all events, remain solely responsible for the contents of the Closing Consideration Spreadsheet. The Parties agree that the Purchaser shall be entitled to rely on the Closing Consideration Spreadsheet for all purposes, including in making payments under ARTICLE I.

(f)            Post-Closing Statement.

(i)            Within ninety (90) days after the Closing Date, Purchaser may prepare and deliver to the Stockholders’ Representative a certificate executed by an executive officer of Purchaser (the “Post-Closing Statement”) setting forth Purchaser’s good faith determination (along with reasonable supporting details and calculations) of the (A) Closing Working Capital and the resulting Company Working Capital Overage or Company Working Capital Underage, as the case may be, (B) Closing Cash, (C) Closing Debt, (D) Acquisition Costs, and, based on the foregoing, (E) the Adjustment Amount, in each case, prepared in accordance with the Accounting Methodology and the terms of this Agreement. Purchaser and the Company acknowledge and agree that no adjustments shall be made to the Company Working Capital Target Amount. If the Purchaser does not deliver the Post-Closing Statement within such ninety (90)-day period, then the Estimated Closing Statement shall become final and binding upon all Parties.

(ii)            Following delivery of the Post-Closing Statement, Purchaser shall promptly provide the Stockholders’ Representative and its Representatives with any supporting documentation for the Post-Closing Statement that the Stockholders’ Representative may reasonably request, and, in connection with the Stockholders’ Representative’s review of the Post-Closing Statement, the Stockholders’ Representative and its Representatives shall be permitted to review the books and records of Purchaser and shall be provided with reasonable access to the personnel and advisers of Purchaser who were involved in the preparation of the Post-Closing Statement in order to ask questions and receive answers, and Purchaser shall use commercially reasonable efforts to provide any reasonable supporting documentation that the Stockholders’ Representative may reasonably request; provided, however, that external accountants shall not be obliged to make any work papers available to the Stockholders’ Representative unless the Stockholders’ Representative and/or the Stockholders’ Representative’s accountants, as applicable, have signed a customary agreement relating to such access to work papers.

(g)            Dispute Resolution. Within sixty (60) days after the Stockholders’ Representative’s receipt of the Post-Closing Statement, the Stockholders’ Representative may deliver to the Purchaser a written statement specifying any objections thereto in reasonable detail with reasonable supporting documentation for such objections (a “Notice of Disagreement”). If the Stockholders’ Representative does not deliver a Notice of Disagreement within such sixty (60)-day period, then the Post-Closing Statement shall become final and binding upon all Parties. If the Stockholders’ Representative delivers a Notice of Disagreement within such sixty (60)-day period, then the Stockholders’ Representative and Purchaser shall negotiate in good faith for thirty (30) days following Purchaser’s receipt of such Notice of Disagreement to resolve such objections. Any such objections that Purchaser and the Stockholders’ Representative are unable to resolve during such thirty (30)-day period is referred to as a “Dispute.” After such thirty (30)-day period, any matter set forth on the Post-Closing Statement that is not a Dispute shall become final and binding upon all Parties. If Purchaser and the Stockholders’ Representative are unable to resolve all objections during such thirty (30)-day period, then any Disputes, and only such Disputes, shall be submitted promptly by the Purchaser and the Stockholders’ Representative to an impartial, nationally recognized firm of independent certified public accountants mutually agreed upon in writing by the Purchaser and the Stockholders’ Representative, which firm shall not have performed any material audit, accounting, tax, valuation or consulting services for, or otherwise had any material relationship with, the Purchaser, the Company, the Stockholders’ Representative or any of their respective Affiliates within the two (2) years preceding its engagement hereunder (the “Accounting Firm”). The Accounting Firm shall act as a neutral expert and not as an arbitrator and will resolve only the disputed items that have been submitted to it pursuant to this Section 1.17(g) solely in accordance with the procedures (including any defined terms and the Accounting Methodology) set forth in this Agreement. No Party or any of its Affiliates or Representatives will engage in any ex parte communication with the Accounting Firm at any time with respect to any Dispute. The Accounting Firm shall be instructed to resolve any Disputes solely in accordance with the terms and procedures (including any defined terms and the Accounting Methodology) of this Agreement within thirty (30) days after its appointment. The resolution of such Disputes by the Accounting Firm (i) shall be set forth in writing, (ii) shall be within the range of dispute between Purchaser and the Stockholders’ Representative, (iii) shall constitute an arbitral award and (iv) shall be conclusive and binding upon all the Parties, absent manifest error, upon which a judgment may be rendered by a court having proper jurisdiction thereover. Upon delivery of such resolution, the Post-Closing Statement, as modified in accordance with such resolution, shall become final and binding upon all Parties. Purchaser and the Stockholders’ Representative agree that the procedures set forth in this Section 1.17(g) for resolving disputes with respect to the Post-Closing Statement shall, except in the case of any Fraud Claim, be the sole and exclusive method for resolving any such disputes; provided, however, that this provision shall not prohibit either Party from instituting litigation to enforce any final determination of the Purchase Price Amount by the Accounting Firm pursuant to this Section 1.17(g) in any court of competent jurisdiction in accordance with Section 9.8. The substance of the Accounting Firm’s determination shall not be subject to review or appeal, absent a showing of manifest error. It is the intent of the Parties to have any final determination of the Purchase Price Amount by the Accounting Firm proceed in an expeditious manner; provided, however, that any deadline or time period contained herein may be extended or modified by the written agreement of the Purchaser and the Stockholders’ Representative and the Parties agree that the failure of the Accounting Firm to strictly conform to any deadline or time period contained herein shall not be a basis for seeking to overturn any determination rendered by the Accounting Firm which otherwise conforms to the terms of this Section 1.17(g).

(h)            Accounting Firm Expenses. The terms of appointment and engagement of the Accounting Firm shall be as reasonably agreed upon between the Purchaser and the Stockholders’ Representative, and any associated engagement fees shall be borne by the Purchaser and the Stockholders’ Representative based on the inverse of the percentage the Accounting Firm’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Accounting Firm. For example, should the total items in dispute amount to $1,000 and the Accounting Firm awards $600 in favor of the Stockholders’ Representative’s position, 60% of the costs of its review would be borne by the Purchaser and 40% of the costs would be borne by the Company Stockholders (acting through the Stockholders’ Representative).

(i)            Final Adjustment Amounts. As used herein, “Final Adjustment Amount” shall mean, (i) if the Purchaser does not deliver the Post-Closing Statement in accordance with Section 1.17(f), the Adjustment Amount set forth on the Estimated Closing Statement, (ii) if the Stockholders’ Representative fails to deliver a Notice of Disagreement as to the Post-Closing Statement in accordance with Section 1.17(g), the Adjustment Amount set forth on the Post-Closing Statement or (iii) if the Stockholders’ Representative submits any Disputes to the Accounting Firm in accordance with Section 1.17(g) and such Disputes are resolved by Purchaser and the Stockholders’ Representative or by submission of such Disputes to the Accounting Firm as contemplated in Section 1.17(g), the Adjustment Amount as so resolved.

(i)            If the Final Adjustment Amount is:

(A)            Greater than the Estimated Adjustment Amount (the amount of any such excess, the “Company Adjustment Amount”), then the number of Holdback Shares issued to the Company Stockholders pursuant to Section 1.22(b) shall be increased by a number of shares equal to (i) the Company Adjustment Amount divided by (ii) the Consideration Price Per Share; provided that the number of shares issued shall not be increased above the number of Holdback Shares initially withheld pursuant to Section 1.22(a), and the Purchaser shall not have any liability in respect of any Company Adjustment Amount in excess of the value of the Holdback Shares.

(B)            Less than the Estimated Adjustment Amount (the amount of any such shortfall, the “Purchaser Adjustment Amount”), then the number of Holdback Shares issued to the Company Stockholders pursuant to Section 1.22(b) shall be reduced by a number of shares equal to (i) the Purchaser Adjustment Amount divided by (ii) the Consideration Price Per Share; provided that the Holdback Shares shall not be reduced below zero, and the Company Stockholders shall have no liability in respect of any Purchaser Adjustment Amount in excess of the value of the Holdback Shares.

(C)            Equal to the Estimated Adjustment Amount, no adjustment shall be made to the number of Holdback Shares.

(ii)           Notwithstanding the foregoing clauses (A) through (C) of this Section 1.17(i), no adjustment to the Holdback Shares shall be made pursuant to this Section 1.17(i) unless the Company Adjustment Amount or the Purchaser Adjustment Amount, as applicable, exceeds $100,000, in which case such adjustment shall be made only to the extent of the amount by which the Company Adjustment Amount or the Purchaser Adjustment Amount, as applicable, exceeds $100,000.

(iii)          All payments made pursuant to this Section 1.17 shall be treated by all Parties for tax purposes as adjustments to the Purchase Price Amount (other than with respect to any amounts treated as interest under Section 483 of the Code and the Treasury Regulations thereunder (or any corresponding or similar provision of state, local or foreign Law)), except to the extent otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign Law). In connection with determining whether the Final Adjustment Amount is “greater than”, “less than” or “equal to” the Estimated Adjustment Amount, all calculations made under Section 1.17 shall be made in reference to the difference between the amount received in the aggregate by the Company Stockholders at the Closing based on the Estimated Adjustment Amount, as compared to the amount which should have been received in the aggregate by Company Stockholders at the Closing based on the Final Adjustment Amount, as finally determined hereunder.

1.18         [Reserved].

1.19         Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

1.20         [Reserved].

1.21        Withholding Rights. Notwithstanding anything to the contrary contained in this Agreement, each of the Parties shall be entitled to deduct and withhold from any amounts otherwise deliverable or payable under this Agreement, such amounts that any such Parties are required to deduct and withhold with respect to any of the deliveries and payments contemplated by this Agreement under the Code or any provision of state, local, provincial or foreign Tax Law. To the extent that amounts are so withheld and are remitted to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such Person in respect of which such deduction and withholding was made.

1.22        Holdback Shares.

(a)            Notwithstanding anything to the contrary contained in this Article I, the Purchaser shall withhold, or cause to be withheld, from the Consideration Shares otherwise issuable to each Company Stockholder (pro rata based on their respective Pro Rata Share as set forth on the Closing Consideration Spreadsheet), the Holdback Shares until issued in accordance with Section 1.22(b) or 1.22(c), as applicable.

(b)            Following the final determination of the Final Adjustment Amount pursuant to Section 1.17(i), the Purchaser shall promptly (and in any event within five (5) Business Days) issue a number of Holdback Shares equal to the number of Holdback Shares less any reduction made pursuant to clause (B) of Section 1.17(i) (but not in excess of the Holdback Shares then remaining after any reduction for indemnification claims pursuant to Section 6.2), in the names of the Company Stockholders (pro rata based on their respective Pro Rata Share as set forth on the Closing Consideration Spreadsheet).

(c)            Promptly following the date that is twelve (12) months after the Closing Date (and in any event within five (5) Business Days thereafter), the Purchaser shall issue the remaining Holdback Shares (if any) in the names of the Company Stockholders (pro rata based on their respective Pro Rata Share as set forth on the Closing Consideration Spreadsheet); provided that, if any claim for indemnification has been validly made pursuant to ARTICLE VI prior to such date and remains pending and unresolved as of such date, the Purchaser may continue to withhold only that portion of the Holdback Shares with an aggregate value (based on the Consideration Price Per Share) equal to the good faith estimate of the Losses subject to such claim as set forth in the applicable Claim Notice, and shall issue all remaining Holdback Shares on such date and shall issue such withheld Holdback Shares promptly (and in any event within five (5) Business Days) following the final resolution of such claim, to the extent not applied to the satisfaction of such claim in accordance with this ARTICLE VI.

(d)            No Company Stockholder shall be entitled to any interest or earnings on the Holdback Shares. Notwithstanding the foregoing, any dividends or other distributions that would have been payable in respect of the Holdback Shares had such shares been issued and outstanding as of the Closing shall be paid or delivered to the Company Stockholders concurrently with, and to the extent of, the issuance of such shares pursuant to Section 1.22(b) or 1.22(c), as applicable. Each Company Stockholder irrevocably waives any ownership right that they may otherwise have had in any such interest or earnings unless and until such shares are issued pursuant to Section 1.22(b) or 1.22(c), as applicable. The Purchaser shall not be liable for any loss of principal of the Holdback Shares by virtue of their non-issuance between the Closing and the date on which they are issued pursuant to Section 1.22(b) or 1.22(c), as applicable.

1.23         FIRPTA Compliance. At the Closing, the Company shall deliver, in a form satisfactory to Purchaser (acting reasonably): (a) a statement with respect to the Company conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3); and (b) the notification to the IRS required under Treasury Regulations Section 1.897-2(h)(2).

ARTICLE II
CLOSING

2.1          Closing. Upon the terms of this Agreement and against the deliveries set forth in ARTICLE VII, the closing of the Merger (the “Closing”) shall take place remotely by the electronic exchange of documents and signatures simultaneously with the execution and delivery of this Agreement on the date hereof (the date on which the Closing occurs being the “Closing Date”).

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PARENT, THE PURCHASER AND MERGER SUB

Except as set forth in the disclosure schedules delivered by the Purchaser to the Company on the date hereof (the “Purchaser Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer (provided, however, that an item disclosed in any Section of the Purchaser Disclosure Schedules shall be deemed to have been disclosed with respect to all other Sections of this ARTICLE III to which the relevance of such disclosure is reasonably apparent on its face), each of the Purchaser and Merger Sub, jointly and severally, represents and warrants to the Company as of the date of this Agreement (or, if such representations and warranties are made with respect to a certain date, as of such date), as follows:

3.1           Organization and Standing. On the date hereof, (i) the Purchaser is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and (ii) Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each of the Purchaser and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to have such power or authority would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect. Each of the Purchaser and Merger Sub is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect. The Purchaser has heretofore made available to the Company accurate and complete copies of its and Merger Sub’s Organizational Documents, as currently in effect. Neither the Purchaser nor Merger Sub is in violation of any provision of its respective Organizational Documents in any material respect, except for such violations that would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

3.2           Authorization; Binding Agreement.

(a)            The Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which the Purchaser is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of the Purchaser and no other corporate or equivalent proceedings, other than as set forth elsewhere in the Agreement, on the part of the Purchaser is necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Purchaser is a party shall be when delivered, duly and validly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other Parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser, enforceable against the Purchaser and Merger Sub, as applicable, in accordance with its terms, except to the extent that enforceability thereof may be limited by the Enforceability Exceptions.

(b)            Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Purchaser, as the sole stockholder of Merger Sub, has authorized, or will authorize immediately after the execution of this Agreement, the execution, delivery and performance of this Agreement and the Ancillary Documents by and on behalf of Merger Sub and the consummation of the Merger and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement and each Ancillary Document to which Merger Sub, as applicable, is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of Merger Sub and no other corporate or equivalent proceedings, other than as set forth elsewhere in the Agreement, on the part of Merger Sub are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which Merger Sub is a party shall be when delivered, duly and validly executed and delivered by Merger Sub and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other Parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms, except to the extent that enforceability thereof may be limited by the Enforceability Exceptions. The boards of directors of Merger Sub and the Purchaser, as the sole stockholder of Merger Sub, have each, by resolutions duly adopted by written consent (i) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (ii) declared that this Agreement and the transactions contemplated hereby are fair to and in the best interest of Merger Sub and the Purchaser, as the sole stockholder of Merger Sub, and (iii) adopted this Agreement and approved the transactions contemplated hereby, including the Merger.

3.3           Governmental Approvals. Except as otherwise described in Schedule 3.3, no Consent of or with any Governmental Authority, on the part of any of the Purchaser and Merger Sub is required to be obtained or made in connection with the execution, delivery or performance by the Purchaser or Merger Sub of this Agreement and each Ancillary Document to which it is a party or the consummation by each of the Purchaser and Merger Sub of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as contemplated by this Agreement, (c) any filings required with Nasdaq or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) such other items that the failure of which to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

3.4           Non-Contravention. Except as otherwise described in Schedule 3.4, the execution and delivery by each of the Purchaser and Merger Sub of this Agreement and each Ancillary Document to which each of the Purchaser or Merger Sub is a party, the consummation by each of the Purchaser and Merger Sub of the transactions contemplated hereby and thereby, and compliance by the Purchaser and Merger Sub with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Purchaser’s or Merger Sub’s Organizational Documents, (b) subject to the receipt of the filing and recordation of appropriate merger documents as required by the DGCL, and obtaining the Consents from Governmental Authorities referred to in Section 3.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Purchaser, Merger Sub, or any of their respective material properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Purchaser or Merger Sub under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the material properties or assets of the Purchaser or Merger Sub under (other than Permitted Liens), (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Purchaser Material Contract, except for, in the case of the foregoing clauses (a), (b) or (c), as have not been and would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

3.5           Capitalization.

(a)            The Purchaser is authorized to issue (i) 500,000,000 shares of Purchaser Common Stock, of which 128,655,585 shares are issued and outstanding as of October 22, 2026 (the “Purchaser Capitalization Date”) and (ii) 5,000,000 shares of Purchaser Preferred Stock, of which no shares are issued and outstanding as of the Purchaser Capitalization Date. As of the Purchaser Capitalization Date, (iii) 12,865,558 shares of Purchaser Common Stock are reserved for future issuance under the Purchaser Stock Plan, (iv) 11,970,464 shares of Purchaser Common Stock are reserved for future issuance pursuant to outstanding options of the Purchaser and (v) 52,935,267 shares of Purchaser Common Stock are reserved for future issuance pursuant to outstanding the Purchaser warrants. Prior to giving effect to the transactions contemplated by this Agreement, all of the issued and outstanding equity interests of the Purchaser are, to the Knowledge of the Purchaser, owned free and clear of any Liens other than Permitted Liens and those imposed under the Purchaser Charter. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by the Purchaser. All of the outstanding shares and other equity interests of the Purchaser have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, any other applicable Law, the Purchaser’s Organizational Documents or any Contract to which the Purchaser is a party or by which it or its securities are bound. The Purchaser holds no shares or other equity interests of the Purchaser in its treasury. None of the outstanding shares or other equity interests of the Purchaser were issued in violation of any applicable securities Laws. The rights, privileges and preferences of the Purchaser Preferred Stock are as stated in the Purchaser’s Organizational Documents and as provided by the DGCL.

(b)            As of the date hereof, Merger Sub is authorized to issue 100 shares of Merger Sub Common Stock, of which 100 shares are issued and outstanding, and all of which are owned by the Purchaser and Merger Sub has no other authorized, issued or outstanding shares of capital stock. All of the issued and outstanding shares of Merger Sub Common Stock have been duly authorized and validly issued, and are fully paid and non-assessable. No Person other than the Purchaser has any rights with respect to such equity securities of Merger Sub and no such rights will arise by virtue of or in connection with the Merger and the other transactions contemplated by this Agreement.

(c)            [Reserved].

(d)            There are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of the Purchaser or Merger Sub or (B) obligating the Purchaser or Merger Sub to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares or (C) obligating the Purchaser or Merger Sub to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. Other than as expressly set forth in this Agreement, there are no outstanding obligations of the Purchaser or Merger Sub to repurchase, redeem or otherwise acquire any shares of the Purchaser or Merger Sub or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as expressly contemplated by this Agreement, there are no shareholders agreements, voting trusts or other agreements or understandings to which the Purchaser or Merger Sub is a party with respect to the voting of any shares of the Purchaser or Merger Sub.

3.6           Financial Statements. The Purchaser has made available to the Company true and complete copies of the audited consolidated financial statements of Forge Nano and its Subsidiaries as of and for the fiscal years ended December 31, 2024 and December 31, 2025 (including, in each case, any related notes thereto) (collectively, the “Purchaser Financials”). The Purchaser Financials (i) were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (ii) fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of Forge Nano and its Subsidiaries as of the dates and for the periods indicated therein.

3.7          Absence of Undisclosed Liabilities. Neither the Purchaser nor any of its Subsidiaries has any liabilities or obligations of a nature required by GAAP to be reflected or reserved against on a consolidated balance sheet of the Purchaser, except for liabilities and obligations (i) reflected or reserved against in the Purchaser Financials, (ii) incurred in the ordinary course of business since the date of the most recent balance sheet included in the Purchaser Financials, (iii) incurred in connection with this Agreement, the De-SPAC Transaction or the transactions contemplated hereby or thereby or (iv) that would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

3.8           Litigation; Compliance with Laws. Except as would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect, (i) there is no Action pending or, to the Knowledge of the Purchaser, threatened against the Purchaser or any of its Subsidiaries or any of their respective properties or assets and (ii) each of the Purchaser and its Subsidiaries is, and since January 1, 2024 has been, in compliance with all Laws applicable to it and the conduct of its business, and neither the Purchaser nor any of its Subsidiaries has received any written notice from any Governmental Authority alleging any material non-compliance with any applicable Law that remains unresolved.

3.9           Taxes and Returns.

(a)            Each of the Purchaser and its Subsidiaries has or will have timely filed, or caused to be timely filed, all federal, state, local, and foreign income Tax Returns and other material Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP. Each of the Purchaser and its Subsidiaries (i) has complied in all material respects with all applicable Laws relating to Tax during the past six (6) years and (ii) has not failed to comply with an applicable Law relating to material Taxes for which the applicable statute of limitations has not expired as of the date hereof.

(b)            Neither the Purchaser nor any of its Subsidiaries is being audited by any Tax authority or has been notified in writing that any such audit is contemplated or pending. There are no claims, assessments, audits, examinations, investigations or other Actions pending against the Purchaser or any of its Subsidiaries in respect of any material Tax, and neither the Purchaser nor any of its Subsidiaries has been notified in writing of any proposed material Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Purchaser Financials have been established).

(c)            The Purchaser has, with advice of U.S. tax counsel, considered the qualification of the Merger for the Merger Intended Tax Treatment and, after such consideration, to the Knowledge of the Purchaser, there are no facts or circumstances that would reasonably be expected to prevent the Merger from qualifying for the Merger Intended Tax Treatment.

3.10         SEC Reports; Nasdaq Listing. The Purchaser has timely filed or furnished all reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC since the consummation of the De-SPAC Transaction (the “Purchaser SEC Reports”). As of their respective filing dates, the Purchaser SEC Reports complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Purchaser Common Stock is listed on Nasdaq under the symbol “NANO,” and the Purchaser is in compliance in all material respects with the applicable listing and corporate governance rules of Nasdaq.

3.11         [Reserved].

3.12         [Reserved].

3.13         [Reserved].

3.14         Subsidiary Activities. Since its formation, Merger Sub has not engaged in any business activities other than as contemplated by this Agreement, does not own directly or indirectly any ownership, equity, profits or voting interest in any Person and has no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is a party and the transactions, and, other than this Agreement and the Ancillary Documents to which it is a party, Merger Sub is not party to or bound by any Contract.

3.15         [Reserved].

3.16         Finders and Brokers. Except as set forth on Schedule 3.17, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Purchaser or any of its Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Purchaser.

3.17         Ownership of Stockholder Merger Consideration. All shares of Purchaser Common Stock to be issued and delivered to the Company Stockholders as Stockholder Merger Consideration in accordance with ARTICLE I shall be, upon issuance and delivery of such Purchaser Common Stock, duly authorized, validly issued, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from applicable securities Laws, the “lock-up” provision in the Letter of Transmittal, and any Liens incurred by any Company Stockholder, and the issuance and sale of such Purchaser Common Stock pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal. The Purchaser has taken all action necessary so that, at or prior to the Closing, such shares of Purchaser Common Stock will be approved for listing on Nasdaq, subject to official notice of issuance, and no vote of the stockholders of the Purchaser is required under Nasdaq rules or applicable Law in connection with their issuance.

3.18         [Reserved].

3.19         [Reserved].

3.20         [Reserved].

3.21         [Reserved].

3.22         [Reserved].

3.23         Litigation; Permits. There is no (a) Action pending, or, to the Knowledge of the Purchaser, threatened against the Purchaser or Merger Sub or that affects their respective assets or properties, or (b) Order outstanding against the Purchaser or Merger Sub or that affects their respective assets or properties, except such Actions or Orders that would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect. None of the Purchaser or Merger Sub is party to any material settlement or similar agreement regarding any of the matters set forth in the preceding sentence that contains any ongoing obligations, restrictions or liabilities (of any nature) that are material to the Purchaser and Merger Sub. Each of the Purchaser and Merger Sub holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect.

3.24         No Other Representations.

(a)            Except for the representations and warranties expressly made in this ARTICLE III, neither the Purchaser, Merger Sub nor any other Person has made or makes any representation or warranty (express, implied or otherwise) with respect to the Purchaser, Merger Sub or their respective Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) whether in connection with this Agreement, the Merger or otherwise, and the Purchaser and Merger Sub hereby disclaim any such other representations or warranties (express, implied or otherwise). In particular, without limiting the foregoing disclaimer, except as expressly provided in this ARTICLE III, neither Purchaser, Merger Sub nor any other Person makes or has made any representation or warranty (express, implied or otherwise) to the Company or any of its Affiliates or any of its or their respective Representatives with respect to (i) any financial projection, forecast, estimate, forward-looking statement, budget or prospect information relating to Purchaser, Merger Sub or any of their respective Subsidiaries or their respective businesses or (ii) any oral or written information made available or otherwise presented to the Company, any of its Affiliates or any of its or their respective Representatives whether in the course of their due diligence investigation of Purchaser, the negotiation of this Agreement or in the course of the Merger or otherwise.

(b)            Notwithstanding anything to the contrary in this Agreement, the Purchaser and Merger Sub each acknowledge and agree that neither the Company nor any other Person has made or is making, and the Purchaser and Merger Sub each expressly disclaims reliance upon, any representations or warranties (express, implied or otherwise) relating to the Company or any of its Subsidiaries beyond those expressly made by the Company or in ARTICLE IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company or its Subsidiaries made available or otherwise presented to Purchaser, Merger Sub, any of its and their respective Affiliates or any of its and their respective Representatives. Without limiting the generality of the foregoing, Purchaser and Merger Sub each acknowledges that, except as expressly made in ARTICLE IV, no representations or warranties (express, implied or otherwise) are made with respect to (i) any projections, forecasts, estimates, budgets or prospects or (ii) any oral or written information made available or otherwise presented to Purchaser or any of its Affiliates or any of its or their respective Representatives whether in the course of the negotiation of this Agreement or in the course of the Merger or otherwise.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to the Purchaser on the date hereof (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer (provided, however, that an item disclosed in any Section of the Company Disclosure Schedules shall be deemed to have been disclosed with respect to all other Sections of this ARTICLE IV to which the relevance of such disclosure is reasonably apparent on its face), the Company hereby represents and warrants to the Purchaser, as of the date hereof (or, if such representations and warranties are made with respect to a certain date, as of such date), as follows:

4.1           Organization and Standing. The Company is a corporation duly incorporated, validly existing and in good standing under the DGCL. The Company has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to have such power or authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Subsidiary of the Company is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to have such power or authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Target Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to have such power or authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Schedule 4.1 lists all jurisdictions in which any Target Company is qualified to conduct business and, if applicable, all names other than its legal name under which any Target Company does business. The Company has provided to the Purchaser accurate and complete copies of its Organizational Documents and the Organizational Documents of each of its Subsidiaries, each as amended to date and as currently in effect. No Target Company is in violation of any provision of its Organizational Documents, except for such violations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.2          Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform the Company’s obligations hereunder and thereunder and, subject to obtaining the Required Company Stockholder Approval, which the Written Consent shall satisfy, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Company’s board of directors in accordance with the Company’s Organizational Documents, the DGCL, any other applicable Law or any Contract to which the Company is a party or by which it or its securities are bound and (b) other than, with respect to the Merger, the Required Company Stockholder Approval, which the Written Consent shall satisfy, and the filing and recordation of appropriate merger documents as required by the DGCL, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other Parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. On or prior to the date of this Agreement, the Company’s board of directors, by resolutions duly adopted at a meeting duly called and held or by action by unanimous written consent in accordance with the Company’s Organizational Documents (i) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (ii) declared that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company and the Company’s stockholders, (iii) determined that this Agreement be submitted to the Company’s stockholders for the adoption and the approval of the transactions contemplated hereby, including the Merger, and (iv) determined to recommend to the Company’s stockholders the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger. The Written Consent, if executed and delivered, would qualify as the Required Company Stockholder Approval and no additional approval or vote from any holders of any class or series of capital stock of the Company would then be necessary to adopt this Agreement and to approve the transactions contemplated hereby, including the Merger.

4.3           Capitalization.

(a)            The Company is authorized to issue (i) 80,970,018,777 shares of Company Common Stock, of which 44,824,953 shares are issued and outstanding as of November 2, 2026 (the “Company Capitalization Date”) and (ii) 75,611,494,203 shares of Company Preferred Stock, of which 28,014,564,020 shares are issued and outstanding as of the Company Capitalization Date. As of the Company Capitalization Date, (iii) 237,795,202 shares of Company Common Stock are reserved for future issuance under the Company Stock Plan, (iv) 1,187,000 shares of Company Common Stock are reserved for issuance pursuant to outstanding Company Options and (v) 1,517,331,563 shares of Company Common Stock are reserved for future issuance pursuant to outstanding Company warrants. Prior to giving effect to the transactions contemplated by this Agreement, all of the issued and outstanding Company Equity Interests are set forth on Schedule 4.3(a), along with the beneficial and record owners thereof, all of which shares and other equity interests are, to the Knowledge of the Company, owned free and clear of any Liens other than Permitted Liens and those imposed under the Company Charter. Except as set forth on Schedule 4.3(a), there are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which the Company is a party or which are binding upon the Company providing for the issuance or redemption of any equity interests of the Company. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by the Company. All of the outstanding shares and other equity interests of the Company have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, any other applicable Law, the Company’s Organizational Documents or any Contract to which the Company is a party or by which it or its securities are bound. The Company holds no shares or other equity interests of the Company in its treasury. None of the outstanding shares or other equity interests of the Company were issued in violation of any applicable securities Laws. The rights, privileges and preferences of the Company Preferred Stock are as stated in the Company’s Organizational Documents and as provided by the DGCL.

(b)            Except as disclosed in the Company Financials, the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company, and the board of directors of the Company has not authorized any of the foregoing.

(c)            The TIP Consideration Schedule and the Closing Consideration Spreadsheet delivered pursuant to Section 1.17 are true, correct and complete in all respects, including with respect to (i) the identity of each holder of Company Equity Interests and each TIP Participant, (ii) the number and class, type or series of Company Equity Interests held by each such holder and the Bonus Amount allocable to each TIP Participant and (iii) the portion of the Consideration Shares, Purchaser RSUs or other amounts payable or issuable to each such Person set forth thereon. The allocation of the Stockholder Merger Consideration and the TIP Consideration Adjustment Amount will comply with the Company’s Organizational Documents, the Company Equity Plan, the TIP, any applicable Contract and applicable Law. Except as set forth in the Closing Consideration Spreadsheet and the TIP Consideration Schedule, no Person is or will be entitled to receive any portion of the Stockholder Merger Consideration, the TIP Consideration Adjustment Amount or any other consideration payable under this Agreement in respect of any equity or equity-linked interest in the Company or the TIP.

4.4           Subsidiaries. Schedule 4.4 sets forth the name of each Subsidiary of the Company, and with respect to each Subsidiary (a) its jurisdiction of organization, (b) its authorized shares or other equity interests (if applicable), (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof and (d) its Tax election to be treated as a corporate or a disregarded entity under the Code and any state or applicable non-U.S. Tax laws, if any. All of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by one or more of the Company or its Subsidiaries free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents). There are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any equity interests of any Subsidiary of the Company. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company. Except for the equity interests of the Subsidiaries listed on Schedule 4.4, the Company does not own any equity interests of any Person.

4.5           Governmental Approvals. Except as otherwise described in Schedule 4.5, no Consent of or with any Governmental Authority on the part of any Target Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the transactions contemplated hereby or thereby other than (a) such filings as are expressly contemplated by this Agreement, (b) pursuant to Antitrust Laws or (c) such other items that the failure of which to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.6           Non-Contravention. Except as otherwise described in Schedule 4.6, the execution and delivery by the Company (or any other Target Company, as applicable) of this Agreement and each Ancillary Document to which any Target Company is or is required to be a party or otherwise bound, and the consummation by any Target Company of the transactions contemplated hereby and thereby and compliance by any Target Company with any of the provisions hereof and thereof, will not, subject to the receipt of the Written Consent, (a) conflict with or violate any provision of any Target Company’s Organizational Documents, (b) subject to receipt of the filing and recordation of appropriate merger documents as required by the DGCL and obtaining the Consents from Governmental Authorities referred to in Section 4.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any Target Company or any of its material properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Target Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the material properties or assets of any Target Company under (other than Permitted Liens), (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract, except in the cases of clauses (b) and (c), as has not been and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.7           Financial Statements.

(a)            As used herein, the term “Company Financials” means (i) the audited consolidated financial statements of the Company (including, in each case, any related notes thereto), consisting of the consolidated balance sheets of the Company as of December 31, 2025 (the “Interim Balance Sheet Date”) and December 31, 2024, and the related consolidated audited income statements, changes in stockholder equity and statements of cash flows for the fiscal years then ended, each audited by an AICPA qualified auditor in accordance with GAAP and AICPA standards, and the related unaudited consolidated income statement, changes in stockholder equity and statement of cash flows for the twelve months then ended and (ii) the unaudited financial statements of the Target Companies as of and for the 12-month period ended as of the Interim Balance Sheet Date, consisting of the unaudited consolidated balance sheets as of such date, the unaudited consolidated income statement for the 12-month period ended on such date, and the unaudited consolidated cash flow statements for the 12-month period ended on such date. True and correct copies of the Company Financials have been provided to the Purchaser. The Company Financials (i) accurately reflect the books and records of the Company as of the times and for the periods referred to therein, (ii) were prepared in accordance with GAAP, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for GAAP and exclude year-end adjustments which will not be material in amount), (iii) comply with all applicable accounting requirements under the Securities Act and the rules and regulations of the SEC thereunder and (iv) fairly present in all material respects the consolidated financial position of the Target Companies as of the respective dates thereof and the consolidated results of the operations and cash flows of the Target Companies for the periods indicated, in each case, except as otherwise noted therein. No Target Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b)            The Company maintains a system of internal accounting controls which is reasonably designed to provide, in all material respects, reasonable assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the financial statements and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s authorization and (iv) the recorded accountability of assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The financial books and records of the Company have been, and are being, maintained in all material respects in accordance with applicable Laws. The Company has not been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal accounting controls utilized by any Target Company. In the past five (5) years, none of the Company or, to the Knowledge of the Company, any of its Representatives has received any written complaint, allegation, assertion or claim regarding any significant deficiency or material weakness in the system of internal accounting controls utilized by any Target Company or any material fraud that involves management or other employees that have a significant role in the internal accounting controls utilized by any Target Company. None of the Target Companies is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among any of the Target Companies, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)).

(c)            Except as and to the extent set forth on Schedule 4.7(c), no Target Company is subject to any Liabilities or obligations of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for those that are either (i) adequately reflected or reserved on or provided for in the consolidated balance sheet of the Company and its Subsidiaries as of the Interim Balance Sheet Date contained in the Company Financials in accordance with GAAP, (ii) incurred in the ordinary course of business since the Interim Balance Sheet Date or (iii) such other Liabilities or obligations which are not, individually or in the aggregate, reasonably expected to have a Company Material Adverse Effect.

4.8          Absence of Certain Changes. Except as set forth on Schedule 4.8 or as expressly contemplated by this Agreement, since the Interim Balance Sheet Date, and on and prior to the date of this Agreement, each Target Company has (a) conducted its business in all material respects in the ordinary course of business consistent with past practice and (b) not been subject to a Company Material Adverse Effect.

4.9           Compliance with Laws. Except as disclosed on Schedule 4.9, since inception, and on or prior to the date of this Agreement, no Target Company is or, since January 1, 2023, has been in material conflict or, to the Company’s Knowledge, material non-compliance with, or in material default or violation of, nor has any Target Company received, since inception, any written or, to the Knowledge of the Company, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business, products or operations are or were bound or affected. For purposes of this Section 4.9, “material” shall mean material to the Company and its Subsidiaries, taken as a whole.

4.10         Company Permits. Each Target Company (and, to the Company’s Knowledge, its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any Target Company), holds all material Permits necessary to lawfully conduct its business as presently conducted and as currently contemplated to be conducted; to own, lease and operate its assets and properties; and to market and sell its products and services (collectively, the “Company Permits”). The Company has made available to the Purchaser true, correct and complete copies of all material Company Permits, all of which Company Permits are listed on Schedule 4.10. All of the Company Permits are in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or, to the Company’s Knowledge, threatened. No Target Company is in violation in any material respect of the terms of any Company Permit, and no Target Company has received any written or oral notice of any Actions relating to the revocation or modification of any Company Permit.

4.11         [Reserved].

4.12         Litigation. Except as described on Schedule 4.12, there is no (a) Action of any nature currently pending or, to the Company’s Knowledge, threatened (and no such Action has been brought, or, to the Company’s Knowledge, threatened, in the past five (5) years); or (b) Order now pending or outstanding or that was rendered by a Governmental Authority in the past five (5) years, in either case of (a) or (b) by or against any Target Company, its current or former directors, officers or equityholders (provided, that any litigation involving the directors, officers or equityholders of a Target Company must be related to the Target Company’s business, equity securities or assets), its business, equity securities or assets that, if determined adversely for such Target Company, would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The items listed on Schedule 4.12, if finally determined adversely to the Target Companies, will not have, either individually or in the aggregate, a Company Material Adverse Effect. In the past five (5) years, none of the current or former officers, senior management or directors of any Target Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud or been assessed any administrative fines following an investigation by a Governmental Authority.

4.13         Material Contracts.

(a)            Schedule 4.13(a) sets forth, as of the date of this Agreement, a true, correct and complete list of, and the Company has made available to the Purchaser (including written summaries of oral Contracts), true, correct and complete copies of, each Contract that is in effect on the date of this Agreement to which any Target Company is a party or by which any Target Company, or any of its properties or assets are bound or affected, excluding for this purpose, any statements of work, purchase orders or other work orders under a master agreement (each Contract required to be set forth on Schedule 4.13(a), excluding any Company Benefit Plan, a “Company Material Contract”) that:

(i)            contains covenants that materially limit the ability of any Target Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii)            involves any joint venture, strategic partnership, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii)            involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv)            evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any Target Company having an outstanding principal amount in excess of $50,000;

(v)            involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with consideration paid or payable to the Company or any of its Subsidiaries in excess of $50,000 over any 12-month period (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any Target Company or another Person;

(vi)            relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Target Company, its business or material assets;

(vii)            by its terms, individually or with all related Contracts, other than Contracts referenced in another subsection of this Section 4.13(a), calls for aggregate payments or receipts by the Target Companies under such Contract or Contracts of at least $25,000 per year or $50,000 in the aggregate;

(viii)            is a material Contract with any Top Customer or Top Supplier;

(ix)            obligates the Target Companies to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $50,000 other than in the ordinary course of business;

(x)            obligates the Target Companies to make any capital commitment or expenditure in excess of $50,000 (including pursuant to any joint venture);

(xi)            relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which any Target Company has outstanding obligations (other than customary confidentiality obligations);

(xii)            provides another Person (other than another Target Company or any manager, director or officer of any Target Company) with a power of attorney;

(xiii)            provides for the licensing of any Intellectual Property to or from any Target Company, other than (A) Off-the-Shelf Software, (B) employee or consultant invention assignment agreements entered into on a Target Company’s standard form of such agreement, (C) confidentiality and non-disclosure agreements entered into in the ordinary course of business, (D) licenses to or from customers or distributors of any Target Company entered into in the ordinary course of business, (E) non-exclusive licenses that are incidental to the primary purpose of the applicable Contract, or (F) feedback and ordinary course trade name or logo rights that are not material to any Target Company;

(xiv)          that will be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant;

(xv)            is a collective bargaining agreement or other agreement with a labor union or labor organization; or

(xvi)           is otherwise material to the Company and its Subsidiaries taken as a whole and not described in clauses (i) through (xv) above.

(b)            Except as disclosed in Schedule 4.13(b), with respect to each Company Material Contract: (i) such Company Material Contract is valid and binding and enforceable in all respects against the Target Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any Company Material Contract; (iii) no Target Company is in breach or default in any material respect, and, to the Knowledge of the Company, no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by any Target Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by any Target Company, under such Company Material Contract; (v) no Target Company has received written or, to the Company’s Knowledge, notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any Target Company in any material respect; and (vi) no Target Company has waived any material rights under any such Company Material Contract; except, with respect to each of the foregoing clauses (i) – (vi), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.14         Intellectual Property.

(a)            Schedule 4.14(a)(i) sets forth all U.S. and foreign registered Patents, Trademarks, Copyrights and Internet Assets and applications owned or licensed by a Target Company in which a Target Company is the owner, applicant or assignee (“Company Registered IP”), specifying as to each item, as applicable: (A) the title and status (for each patent and patent application), (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates. No material Company Registered IP has lapsed or been abandoned, disclaimed, dedicated to the public, cancelled or forfeited, in whole or in part by the Company. All material Company Registered IP is subsisting and to the Knowledge of the Company, valid and enforceable. Except as set forth on Schedule 4.14(a)(ii), each Target Company owns, free and clear of all Liens (other than Permitted Liens), all material Company IP. Except as set forth on Schedule 4.14(a)(i), all material Company Registered IP is owned exclusively by the applicable Target Company without obligation to pay royalties or licensing fees, or otherwise account to any third party with respect to such Company Registered IP.

(b)            Except as would not be material to the business of the Target Companies, taken as a whole, all registrations for Copyrights, Patents, Trademarks and Internet Assets that are owned by any Target Company are in force and in good standing with all required fees and maintenance fees having been paid, and all applications to register any Copyrights, Patents and Trademarks that are pending are in good standing.

(c)            No Action is pending or, to the Company’s Knowledge, threatened in writing against a Target Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense any material Company IP. Since January 1, 2023, no Target Company has received any written claim asserting that any material infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is occurring or has occurred, through the conduct by any Target Company of the business activities of such Target Company. Except as set forth in Schedule 4.14(c), there are no Orders to which any Target Company is a party or, to the Company’s Knowledge, by which it is otherwise bound that (i) restrict the rights of a Target Company to use, transfer, license or enforce any Company IP or (ii) restrict the conduct of the business of a Target Company in order to accommodate a third Person’s Intellectual Property. To the Knowledge of the Company, no Target Company is currently infringing, or has, since January 1, 2023, infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect in connection with the ownership, use or license of any Company IP. To the Company’s Knowledge, no third party is currently, or in the past three (3) years has been, infringing upon, misappropriating or otherwise violating any Company IP in any material respect.

(d)            The Company has not used or distributed any Open Source Code in a manner which imposes a requirement or condition (i) that any material Business Source Code (A) be disclosed or distributed in source code form; (B) be licensed for the purpose of making modifications or derivative works; or (C) be redistributable at no charge; (ii) requiring Company to grant or purport to grant to any third party person any rights or immunities under material Company IP, or (iii) requiring any Business Source Code be subject to an Open Source Code license (including for the avoidance of doubt any copyleft License) or contributed to an open source project.

(e)            Except as identified on Schedule 4.14(e), no government, university, college, other educational institution or research center: (i) was or is involved in the research and development of any material Company IP (collectively, “Institutions”), or (ii) provided facilities or funding for the development of any material Company IP. Except as may be granted in connection with the purchase or authorized use of the Company Products, no Institutions have any ownership or license rights in or with respect to any material Company IP or Company Products.

(f)            Except as would not be material to the business of the Target Companies, taken as a whole, (i) all officers, directors, employees and independent contractors (to the extent any such independent contractor has contributed to Company IP) of a Target Company are obligated to assign and have assigned to the Target Companies all Company IP arising from the services performed for a Target Company by such Persons, (ii) no current or former officers, employees or independent contractors of a Target Company have claimed in writing any ownership interest in any Company IP and (iii) to the Knowledge of the Company, there has been no violation of any confidentiality or nondisclosure Contract relating to the Company IP. The Company has made available to the Purchaser true and complete copies of its current standard forms of written Contracts referenced in subsection (i) under which employees and independent contractors assign their Intellectual Property to a Target Company. Each Target Company has taken commercially reasonable security measures in order to protect the secrecy, confidentiality and value of the material Trade Secret included in the Company IP.

(g)            There exist no agreements pursuant to which the Company has the obligation to deposit with an escrow agent or deliver or license to any Person, now or in the future, any of the Business Source Code. The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in a release of Business Source Code or the grant of rights to Business Source Code to any Person. All material Business Source Code has been maintained in confidence, and has been disclosed only to employees, service providers and consultants of Company having a bona fide purpose in connection with the performance of their duties and who are bound by confidentiality obligations to the Company consistent with industry norms of confidentiality for source code.

(h)            To the Knowledge of the Company, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, during the last two (2) years, (i) no Person has obtained unauthorized access to personally identifiable information or information that can be used to identify a natural person (“Personal Information”) in the possession of any Target Company, (ii) nor has there been any other material compromise of the security, confidentiality or integrity of such Personal Information, and (iii) no written complaint relating to an improper use or disclosure of, or a breach in the security of, any such Personal Information has been received by a Target Company. During the last two (2) years, each Target Company has complied in all material respects with all applicable Laws and Contract requirements relating to privacy, Personal Information protection, and the collection, processing and use of Personal Information and its own privacy policies and guidelines, if any, each with respect to the Target Companies’ collection, processing and use of Personal Information.

(i)            The Company owns and has good, valid, and marketable title in or sufficient legal rights to use as currently used in its business all Company IT Systems. To the Company’s Knowledge, the Company IT Systems are, taken as a whole, sufficient to meet the current requirements of the Company in all material respects. To the Company’s Knowledge, the Company IT Systems (i) operate and perform in all material respects as required by the Company’s business as currently conducted; (ii) have not suffered any material breakdown or failure within the last two (2) years; (iii) are free from any material defects; and (iv) are in good repair and operating condition in all material respects.

(j)            Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Target Companies have taken commercially reasonable steps designed to protect and maintain the security of the Company IT Systems and Personal Information from any unauthorized use, access, interruption or modification by any third party Person. The Target Companies are in compliance in all material respects with their information security programs, which programs include: (i) administrative, technical and physical safeguards designed to safeguard the security, confidentiality, and integrity of Personal Information and (ii) protection against unauthorized access to the Company IT Systems and Personal Information. To the Company’s Knowledge, there have been no unauthorized intrusions into the Company IT Systems within the last two (2) years.

4.15         Taxes and Returns.

(a)            Each Target Company has or will have timely filed, or caused to be timely filed, all federal, state, local, and foreign income Tax Returns and other material Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established in accordance with GAAP. Each Target Company (i) has complied in all material respects with all applicable Laws relating to Tax during the past six (6) years and (ii) has not failed to comply with an applicable Law relating to material Taxes for which the applicable statute of limitations has not expired as of the date hereof.

(b)            There is no Action currently pending or, to the Knowledge of the Company, threatened against a Target Company by a Governmental Authority in a jurisdiction where the Target Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c)            No Target Company is being audited by any Tax authority or has been notified in writing that any such audit is contemplated or pending. There are no claims, assessments, audits, examinations, investigations or other Actions pending against a Target Company in respect of any material Tax, and no Target Company has been notified in writing of any proposed material Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established).

(d)            There are no Liens with respect to any Taxes upon any Target Company’s assets, other than Permitted Liens.

(e)            Each Target Company has collected or withheld all Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.

(f)            No Target Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any amount of income Taxes or material amounts of any other Taxes. There are no outstanding requests by a Target Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(g)            No Target Company has made any change in accounting method (except as required by a change in Law) or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a material impact on its Taxes following the Closing.

(h)            No Target Company has engaged in any “listed transaction” or has failed to disclose a “reportable transaction,” in each case as defined in U.S. Treasury Regulation section 1.6011-4(b).

(i)            No Target Company has any Liability for the Taxes of another Person (other than another Target Company) that are not adequately reflected in the Company Financials (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract or indemnity (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). No Target Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements, arrangements or practices entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on any Target Company with respect to any period following the Closing Date.

(j)            No Target Company has requested, or is it the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

(k)            No Target Company: (i) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which the Company is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the date hereof or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; (ii) is or has ever been (A) a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code, (B) a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which the Company is or was the common parent corporation, or (C) has Liability for the Taxes under Treasury Regulation section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, or by contract; (iii) is a “controlled foreign corporation” as defined in Section 957 of the Code; (iv) is a “passive foreign investment company” within the meaning of Section 1297 of the Code; or (v) has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(l)            The Target Companies have been in compliance in all material respects with all applicable transfer pricing laws and legal requirements.

(m)            The unpaid Taxes of the Target Companies (i) did not, as of the most recent fiscal month end, materially exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the financial statements and (ii) will not materially exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Return.

(n)            No Target Company will be required to include any material item of income or exclude any material item of deduction for any taxable period beginning after the Closing Date as a result of: (i) any installment sale or open sale transaction disposition made by a Target Company before the Closing; (ii) any prepaid amount received outside of the ordinary course of business by a Target Company before the Closing; or (iii) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) existing before the Closing.

(o)            The Target Companies have, with advice of U.S. tax counsel, considered the qualification of the Merger for the Merger Intended Tax Treatment and, after such consideration, to the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to prevent the Merger from qualifying for the Merger Intended Tax Treatment.

4.16         Real Property. Schedule 4.16 contains a complete and accurate list of all premises currently leased or subleased or otherwise used or occupied by a Target Company for the operation of the business of a Target Company, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”), as well as the current annual rent and term under each Company Real Property Lease. The Company has provided to the Purchaser a true and complete copy of each of the Company Real Property Leases, and in the case of any oral Company Real Property Lease, a written summary of the material terms of such Company Real Property Lease. The Company Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect, subject to Enforceability Exceptions. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Real Property Leases, and no Target Company has received notice of any such condition. No Target Company owns or has ever owned any real property or any interest in real property (other than the leasehold interests in the Company Real Property Leases).

4.17         Personal Property. Each item of Personal Property which is currently owned, used or leased by a Target Company with a book value or fair market value of greater than fifty thousand dollars ($50,000) is set forth on Schedule 4.17, along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“Company Personal Property Leases”). Except as set forth in Schedule 4.17, all such items of Personal Property are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items), and are suitable for their intended use in the business of the Target Companies. The operation of each Target Company’s business as it is now conducted or presently proposed to be conducted is not in any material respect dependent upon the right to use the Personal Property of Persons other than a Target Company, except for such Personal Property that is owned, leased or licensed by or otherwise contracted to a Target Company. The Company has provided to the Purchaser a true and complete copy of each of the Company Personal Property Leases, and in the case of any oral Company Personal Property Lease, a written summary of the material terms of such Company Personal Property Lease. The Company Personal Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Personal Property Leases, and no Target Company has received notice of any such condition.

4.18        Title to and Sufficiency of Assets

. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and assuming the Required Consents (as defined below) have been made or obtained, as applicable, the Target Companies, taken as a whole, have good and marketable title to, or a valid leasehold interest in, license to or other right to use, such assets as are necessary for the operation of the business of the Target Companies in substantially the same manner as it is currently conducted as of the date of this Agreement other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests and (c) Liens specifically identified on the consolidated balance sheet of the Target Companies as of the Interim Balance Sheet Date included in the Company Financials. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the assets of the Target Companies as of the date of this Agreement, taken as a whole, constitute the assets necessary for the operation of the businesses of the Target Companies in substantially the same manner as it is currently conducted as of the date hereof, assuming all filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations required in connection with the consummation of the transactions contemplated by this Agreement and the transactions contemplated by the Ancillary Documents have been made or obtained, as applicable (the “Required Consents”). Notwithstanding the foregoing, this Section 4.18 shall not be deemed a representation or warranty regarding non-infringement, validity or enforceability of Intellectual Property or as to the cash, capital or other liquidity needs of the Target Companies.

4.19         Employee Matters.

(a)            Except as set forth in Schedule 4.19, no Target Company is a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of any Target Company, and the Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Schedule 4.19 sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims other than any workers’ compensation or unemployment claims that are not material), if any, that are pending or, to the Knowledge of the Company, threatened between any Target Company and Persons employed by or providing services as independent contractors to a Target Company. No current officer or material employee of a Target Company has provided any Target Company written or, to the Knowledge of the Company, oral notice of his or her plan to terminate his or her employment with any Target Company.

(b)            Except as set forth in Schedule 4.19(b), each Target Company (i) is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, classification of employees as exempt or non-exempt, classification of employees and independent contractors, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the Knowledge of the Company, oral notice that there is any pending Action involving unfair labor practices against a Target Company, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations with respect to employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). Except as set forth in Schedule 4.19(b), there are no Actions pending or, to the Company’s Knowledge, threatened against a Target Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment or service provider relationship. Except as would not be material to the Company and its Subsidiaries, taken as a whole, the Target Company has no liability with respect to any misclassification of: (1) any person as an independent contractor rather than as an employee under applicable federal and state law, (2) any employee leased from another employer, or (3) any employee currently or formerly classified as exempt from overtime wages under applicable federal and state law. Except as would not be material to the Company and its Subsidiaries, taken as a whole, no current or former employee of the Target Company could reasonably be deemed misclassified for overtime purposes under applicable wage and hour laws, and no current or former independent contractor could reasonably be deemed a misclassified employee.

(c)            Schedule 4.19(c) hereto sets forth a complete and accurate list as of the date hereof of all employees of the Target Companies showing for each as of such date (i) the employee’s name, job title or description, employing entity, location, hourly rate or salary, classification as exempt or non-exempt, any bonus, commission, deferred compensation or other remuneration payable (other than any such arrangements under which payments are at the discretion of the Target Companies), (ii) any bonus, commission or other remuneration other than salary paid during the fiscal year ended December 31, 2024, and (iii) any wages, salary, bonus, commission or other compensation due and owing to each employee during or for the fiscal year ending December 31, 2025. Except as set forth on Schedule 4.19(c), (A) no employee is a party to a written employment Contract with a Target Company that is not terminable “at will” and without any severance or other monetary obligation, and (B) the Target Companies have paid in full to all their employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, in all material respects, and no Target Company has any obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to the Company’s Knowledge, oral agreement, or commitment or any applicable Law, custom, trade or practice. Except as set forth in Schedule 4.19(c), each Target Company employee has entered into the Company’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with a Target Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available to the Purchaser by the Company.

(d)            Schedule 4.19(d) contains a list of all independent contractors (including consultants) currently engaged by any Target Company, along with a description of the general nature of the work performed, date of retention, location from which the services are performed, rate of remuneration, and most recent increase (or decrease) in remuneration and amount thereof, for each such Person. Except as set forth on Schedule 4.19(d), all of such independent contractors are a party to a written Contract with a Target Company. Except as set forth on Schedule 4.19(d), each such independent contractor has entered into customary covenants regarding confidentiality and assignment of inventions and copyrights in such Person’s agreement with a Target Company, a copy of which has been provided to the Purchaser by the Company. Except as would not be material to the Company and its Subsidiaries, taken as a whole, for the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the last six (6) years have been, engaged by a Target Company are properly classified as independent contractors and not employees of a Target Company. Each independent contractor engagement is terminable on fewer than thirty (30) days’ notice, without any obligation of any Target Company to pay severance or a termination fee.

(e)            Except as would not be material to the Company and its Subsidiaries, taken as a whole, each Target Company is in compliance with all Laws respecting immigration and work authorization. Except as would not be material to the Company and its Subsidiaries, taken as a whole, all current and former employees of each Target Company have provided the Target Company with all required documentation to establish their authorization to work in the jurisdiction in which they are working.

(f)            No allegations of discrimination, retaliation, harassment, sexual harassment or sexual misconduct while employed by, or providing services to, any Target Company have been made, or to the Company’s Knowledge, threatened by or against any employee of the Target Company with a title of vice president or above. No Target Company has entered into any settlement agreement or conducted any investigation related to allegations of discrimination, retaliation, harassment, sexual harassment or sexual misconduct by or regarding any current or former employee, or other representative of the Target Company with a title of vice president or above. To the extent required by applicable Law, each Target Company has established and distributed to its employees a policy against harassment and a complaint procedure, and it has required all employees to undergo anti-harassment training.

(g)            Since January 1, 2023, no Target Company has taken any action that would constitute a “plant closing,” “mass layoff” or similar action within the meaning of the WARN Act, issued any notification of a plant closing, mass layoff or other action required by the WARN Act, or incurred any liability or obligation under the WARN Act. No reduction in salary or wages, employee layoff, facility closure, shutdown, reduction-in-force, furlough, temporary layoff, work schedule change or reduction in hours, or other action that could reasonably be expected to trigger notice under the WARN Act, has occurred within the past six months or is currently contemplated, planned or announced.

4.20         Benefit Plans

(a)            Set forth on Schedule 4.20 is a true and complete list of each material Benefit Plan of a Target Company (each, a “Company Benefit Plan”). Except as would not be material to the Company and its Subsidiaries, taken as a whole, with respect to each Company Benefit Plan, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP on the Company Financials. No Target Company is or has in the past been a member of a “controlled group” for purposes of Section 414(b), (c), (m) or (o) of the Code, nor does any Target Company have any Liability with respect to any collectively-bargained for plans, whether or not subject to the provisions of ERISA.

(b)            Each Company Benefit Plan is and has been established, operated, funded and maintained at all times in compliance with its terms and all applicable Laws in all material respects, including ERISA and the Code. Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has been determined by the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter) during the period from its adoption to the date of this Agreement and (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code or the Target Companies have requested an initial favorable IRS determination of qualification and/or exemption within the period permitted by applicable Law. To the Company’s Knowledge, no fact exists which could adversely affect the qualified status of such Company Benefit Plans or the exempt status of such trusts, or impose any material liability, penalty or tax under ERISA or the Code.

(c)            With respect to each Company Benefit Plan which covers any current or former officer, director, consultant or employee (or beneficiary thereof) of a Target Company, the Company has provided to Purchaser accurate and complete copies, if applicable, of: (i) all Company Benefit Plan documents and agreements and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto); (ii) all summary plan descriptions and summary of material modifications thereto; (iii) the three (3) most recent Forms 5500, if applicable, and annual report, including all schedules thereto; (iv) the most recent annual and periodic accounting of plan assets; (v) the three (3) most recent nondiscrimination testing reports; (vi) the most recent determination letter received from the IRS; (vii) the most recent actuarial valuation; and (viii) all material communications with any Governmental Authority within the last three (3) years.

(d)            With respect to each material Company Benefit Plan, and except as would not be material to the Company and its Subsidiaries, taken as a whole: (i) no such Company Benefit Plan is presently under audit or examination (nor has written notice been received of a potential audit or examination) by any Governmental Authority; (ii) no breach of fiduciary duty has occurred; (iii) no Action is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (iv) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred, excluding transactions effected pursuant to a statutory or administration exemption; and (v) all contributions and premiums due through the Closing Date have been made in all material respects as required under ERISA or have been fully accrued in all material respects on the Company Financials.

(e)            Except as set forth on Schedule 4.20(e), no Company Benefit Plan is a “defined benefit plan” (as defined in Section 414(j) of the Code), a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “multiple employer plan” (as described in Section 413(c) of the Code) or is otherwise subject to Title IV of ERISA or Section 412 of the Code, and no Target Company has incurred any Liability or otherwise could have any Liability, contingent or otherwise, under Title IV of ERISA and no condition presently exists that is expected to cause such Liability to be incurred. No Target Company currently maintains or has ever maintained, or is required currently or has ever been required to contribute to or otherwise participate in, a multiple employer welfare arrangement or voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code.

(f)            No arrangement exists pursuant to which a Target Company will be required to “gross up” or otherwise compensate any person because of the imposition of any excise tax on a payment to such person.

(g)            With respect to each Company Benefit Plan which is a “welfare plan” (as described in Section 3(1) of ERISA): (i) no such plan provides medical or death benefits with respect to current or former employees of a Target Company beyond their termination of employment (other than coverage mandated by Law, which is paid solely by such employees); and (ii) there are no reserves, assets, surplus or prepaid premiums under any such plan. Each Target Company has complied in all material respects with the provisions of Section 601 et seq. of ERISA and Section 4980B of the Code.

(h)            Except as set forth on Schedule 4.20(h), the consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation (except as set forth on Schedule 4.19); (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual; or (iii) result in or satisfy a condition to the payment of compensation that would, in combination with any other payment, result in an “excess parachute payment” within the meaning of Section 280G of the Code.

(i)            Except as would not be material to the Company and its Subsidiaries, taken as a whole, each Company Benefit Plan that is subject to Section 409A of the Code has been administered in compliance, and is in documentary compliance, in all material respects, with the applicable provisions of Section 409A of the Code, the regulations thereunder and other official guidance issued thereunder. There is no Contract or plan to which any Target Company is a party or by which it is bound to compensate any employee, consultant or director for penalty taxes paid pursuant to Section 409A of the Code.

(j)            Except as would not be material to the Company and its Subsidiaries, taken as a whole, each Company Benefit Plan that is subject to the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (the “Affordable Care Act”) has been established, maintained and administered in compliance with the requirements of the Affordable Care Act. Neither the Company nor any of its Subsidiaries has attempted to maintain the grandfathered health plan status under the Affordable Care Act of any Company Benefit Plan.

(k)            No Company Benefit Plan covers any employees outside of the United States.

4.21         Environmental Matters. Except as set forth in Schedule 4.21:

(a)            Each Target Company is in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no material Action is pending or, to the Company’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit, and, to the Company’s Knowledge, no facts, circumstances, or conditions currently exist that would reasonably be expected to materially and adversely affect such continued compliance with Environmental Laws and Environmental Permits or require material capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits, except, in each case, as would not be material to the Company and its Subsidiaries, taken as a whole.

(b)            No Target Company is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any obligation of the Target Companies arising out of (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. No Target Company has contractually assumed any Liabilities or obligations under any Environmental Laws.

(c)            No Action is pending, or to the Company’s Knowledge, threatened against any Target Company or any assets of a Target Company alleging either or both that a Target Company is in material violation of any Environmental Law or Environmental Permit or has any material Liability under any Environmental Law.

(d)            No Target Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or released any Hazardous Material, or owned or operated any property or facility, in a manner that has given rise to any material Liability or obligation under applicable Environmental Laws.

(e)            To the Knowledge of the Company, there is no investigation of the business, operations, or currently owned, operated, or leased property of a Target Company or, to the Company’s Knowledge, previously owned, operated, or leased property of a Target Company pending or, to the Company’s Knowledge, threatened that would reasonably be expected to lead to the imposition of any Liens under any Environmental Law or material Environmental Liabilities.

(f)            The Company has provided to the Purchaser all environmentally related site assessments, audits, studies, reports, analysis and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of any Target Company.

4.22         Transactions with Related Persons. Except as set forth on Schedule 4.22, as contemplated in this Agreement and benefits and expense reimbursement and advances in the ordinary course of business, or as provided in the Company Financials, no Target Company nor any of its Affiliates, no officer, director or other Affiliate of the Company or any of its Subsidiaries (each of the foregoing, a “Related Person”) is presently, or since January 1, 2024, has been a party to any Company Material Contract with a Target Company, or has otherwise entered into any material transaction, understanding or arrangement, with the Target Company and its Subsidiaries. Except as set forth on Schedule 4.22, no Target Company has outstanding any Company Material Contract or other material arrangement or commitment with any Related Person, and no Related Person owns any material real property or Personal Property, or material right, tangible or intangible (including Intellectual Property) which is material to the Target Company and its Subsidiaries, taken as a whole, and used by the Target Company and its Subsidiaries to operate the business conducted by the Target Company and its Subsidiaries. The assets of the Target Companies do not include any material receivable or other material obligation from a Related Person, and the liabilities of the Target Companies do not include any material payable or other material obligation or commitment to any Related Person.

4.23         Insurance.

(a)            Schedule 4.23(a) lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by a Target Company relating to a Target Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Purchaser. All premiums due and payable under all such insurance policies have been timely paid and the Target Companies are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. No Target Company has any self-insurance or co-insurance programs. In the past five (5) years, (i) excluding insurance policies that have expired and been replaced in the ordinary course of business, no insurance policy has been cancelled or not renewed and (ii) no Target Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b)            Schedule 4.23(b) identifies each individual insurance claim in excess of $50,000 made by a Target Company in the past five (5) years. Each Target Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Target Companies. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. No Target Company has made any claim against an insurance policy as to which the insurer is currently denying coverage.

4.24         Books and Records. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course of business consistent with past practice and in accordance with applicable Laws.

4.25         Top Customers and Suppliers. Schedule 4.25 lists, by dollar volume received or paid, as applicable, for the fiscal year ended December 31, 2025, the ten (10) largest customers of goods or services of the Target Companies (the “Top Customers”) and the ten (10) largest suppliers of goods or services to the Target Companies (the “Top Suppliers”), along with the amounts of such dollar volumes. The relationships of each Target Company with such suppliers and customers are good commercial working relationships and (i) no Top Supplier or Top Customer within the last twelve (12) months has cancelled or otherwise terminated, or, to the Company’s Knowledge, intends to cancel or otherwise terminate, any material relationships of such Person with a Target Company, (ii) no Top Supplier or Top Customer has during the last twelve (12) months decreased materially or, to the Company’s Knowledge, threatened to stop, decrease or limit materially, or intends to modify materially its material relationships with a Target Company or stop, decrease or limit materially its products or services to any Target Company or its usage or purchase of the products or services of any Target Company, (iii) to the Company’s Knowledge, no Top Supplier or Top Customer intends to refuse to pay any amount due to any Target Company or seek to exercise any remedy against any Target Company, and (iv) no Target Company has within the past two (2) years been engaged in any material dispute with any Top Supplier or Top Customer, and (v) to the Company’s Knowledge, the consummation of the transactions contemplated in this Agreement and the Ancillary Documents will not adversely affect the relationship of any Target Company with any Top Supplier or Top Customer.

4.26         Certain Business Practices.

(a)            No Target Company, nor any of their respective Representatives acting on their behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law or (iii) made any other unlawful payment. No Target Company, nor any of their respective Representatives acting on their behalf, has directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee, or other Person who is or may be in a position to help or hinder any Target Company or assist any Target Company in connection with any actual or proposed transaction.

(b)            The operations of each Target Company are and have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving a Target Company with respect to any of the foregoing is pending or, to the Knowledge of the Company, threatened.

(c)            No Target Company or any of their respective directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and no Target Company has in the last three (3) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any Sanctioned Country or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

4.27         Investment Company Act. No Target Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” or required to register as an “investment company,” in each case within the meaning of the Investment Company Act of 1940, as amended.

4.28         Finders and Brokers. Except as set forth in Schedule 4.28, no Target Company has incurred or will incur any Liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.

4.29         [Reserved].

4.30         Independent Investigation. The Company has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Purchaser, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Purchaser for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, the Company has not relied on any statement, representation, or warranty, oral or written, express or implied, made by the Purchaser, and the Company has relied solely upon its own investigation and the express representations and warranties of the Purchaser set forth in this Agreement (including the related portions of the Purchaser Disclosure Schedules) and in any certificate delivered to the Company pursuant hereto; and (b) neither the Purchaser nor any of its Representatives has made any representation or warranty as to the Purchaser or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Purchaser Disclosure Schedules) or in any certificate delivered to the Company pursuant hereto.

4.31         Information Supplied. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Resale Registration Statement; or (c) in the mailings or other distributions to the Purchaser’s shareholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading at (i) the time the Resale Registration Statement is declared effective by the SEC and (ii) the Closing Date. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in the Closing Press Release will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Purchaser or their respective Affiliates.

4.32         Disclosure.

(a)            Except for the representations and warranties expressly made in this ARTICLE IV, neither the Company nor any other Person has made or makes any representation or warranty (express, implied or otherwise) with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) whether in connection with this Agreement, the Merger or otherwise, and the Company hereby disclaims any such other representations or warranties (express, implied or otherwise). In particular, without limiting the foregoing disclaimer, except as expressly provided in this ARTICLE IV, neither the Company nor any other Person makes or has made any representation or warranty (express, implied or otherwise) to Purchaser or any of their Affiliates or any of its or their respective Representatives with respect to (i) any financial projection, forecast, estimate, forward-looking statement, budget, or prospect information relating to the Company or any of its Subsidiaries or their respective businesses or (ii) any oral or written information made available or otherwise presented to Purchaser, Merger Sub, any of their respective Affiliates or any of their respective Representatives whether in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Merger or otherwise.

(b)            Notwithstanding anything to the contrary in this Agreement, the Company acknowledges and agrees that none of Purchaser, Merger Sub, nor any other Person has made or is making, and the Company expressly disclaims reliance upon, any representations or warranties (express, implied or otherwise) relating to the Purchaser or its Subsidiaries beyond those expressly made by Purchaser and Merger Sub in ARTICLE III, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Purchaser or its Subsidiaries made available or otherwise presented to the Target Company or any of its Subsidiaries, its and their respective Affiliates, and its and their respective Representatives. Without limiting the generality of the foregoing, the Company acknowledges that, except as expressly made in ARTICLE III, no representation or warranties (express, implied or otherwise) are made with respect to (i) any projections, forecasts, estimates, budgets or prospect or (ii) any oral or written information made available or otherwise presented to the Company or any of its Affiliates or Representatives whether in the course of the negotiation of this Agreement or in the course of the Merger or otherwise.

ARTICLE V
COVENANTS

5.1           [Reserved].

5.2           [Reserved].

5.3           Certain Covenants of the Purchaser.

(a)            [Reserved].

(b)            The Purchaser shall grant the Company Stockholders customary piggyback registration rights with respect to the Consideration Shares exercisable in connection with the filing of the registration statement on Form S-1 (or any successor form) filed or to be filed by the Purchaser with the SEC pursuant to the registration rights granted in connection with the De-SPAC Transaction (as amended or supplemented from time to time, the “Resale Registration Statement”), in each case on terms and conditions reasonably satisfactory to the Stockholders’ Representative (the “Company Registration Rights”).

5.4           [Reserved].

5.5           [Reserved].

5.6           [Reserved].

5.7           No Trading. The Company acknowledges and agrees that it is aware, and that the Company’s Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of the Purchaser, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of the Purchaser or any of its Affiliates (other than to engage in the Merger in accordance with ARTICLE I), communicate such information to any third party, take any other action with respect to the Purchaser in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

5.8           [Reserved].

5.9           [Reserved].

5.10         Tax Matters.

(a)            Intended Tax Treatment. Each of the Parties shall use its reasonable best efforts to cause the Merger to qualify for the Merger Intended Tax Treatment. None of the Parties shall (and each of the Parties shall cause their respective Subsidiaries not to) take any action, or fail to take any action, that could reasonably be expected to cause the Merger to fail to qualify for the Merger Intended Tax Treatment. The Parties shall file all Tax Returns consistent with the Merger Intended Tax Treatment, respectively (including attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with its Tax Return for the taxable year of the Merger), and shall take no position inconsistent with the Merger Intended Tax Treatment, respectively (whether in audits, Tax Returns or otherwise), unless otherwise required by a taxing authority as a result of a “determination” within the meaning of Section 1313(a) of the Code.

(b)            Tax Actions. Without the Stockholders’ Representative’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), neither the Purchaser nor any of its Affiliates (including the Surviving Corporation) shall (i) amend any Tax Return of a Target Company with respect to any taxable period (or portion thereof) ending on or before the Closing Date (a “Pre-Closing Tax Period”), (ii) file any Tax Return of a Target Company with respect to any Pre-Closing Tax Period that was first due before the Closing Date, except consistent with the applicable Target Company’s past practices, (iii) initiate any voluntary disclosure agreement, engage in any voluntary compliance procedures or make any other similar voluntary contact with any Governmental Authority with respect to any Taxes or Tax Returns of a Target Company for any Pre-Closing Tax Period, (iv) make any Tax election with respect to a Target Company that has effect for any Pre-Closing Tax Period, or (v) waive or extend the period applicable to any claim or assessment of Taxes or Tax Returns of a Target Company for any Pre-Closing Tax Period.

(c)            Tax Matters Cooperation. Each of the Parties hereto shall (and shall cause its respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party hereto, in connection with the filing of relevant Tax Returns, and any audit or tax proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

5.11         Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

5.12         [Reserved] .

5.13         Company Stockholder Approval. Immediately following the execution and delivery of this Agreement, and in any event prior to the Effective Time, the Company shall deliver to the Purchaser the Written Consent, which shall represent the requisite vote of the Company Stockholders (including any separate class or series vote(s) required pursuant to the Company’s Organizational Documents, any stockholders agreement or otherwise), as necessary, to authorize, approve and consent to, the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which the Company is or is required to be a party or bound, and the consummation of the transactions contemplated hereby and thereby, including the Merger (the “Required Company Stockholder Approval”).

5.14         Public Announcements.

(a)            The Parties agree that prior to the issuance of the Closing Press Release, no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent of the Purchaser and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as such release, filing or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance or (ii) if the press release, filing or announcement contains only information that is consistent with any press release, filing or announcement previously issued or made in accordance with this Section 5.14.

(b)            The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement and the consummation of the transactions contemplated hereby (the “Closing Press Release”). In connection with the preparation of the Closing Press Release or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equityholders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/or any Governmental Authority in connection with the transactions contemplated hereby.

5.15         Confidential Information. The Parties acknowledge and agree that the Confidentiality Agreement remains in full force and effect in accordance with its terms and shall govern the treatment of all confidential or proprietary information furnished, exchanged or otherwise made available by or on behalf of either Party (or any of its Affiliates or Representatives) to the other Party (or any of its Affiliates or Representatives) in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby. Without limiting the foregoing, and notwithstanding anything to the contrary in the Confidentiality Agreement: (a) any and all such information shall constitute “Confidential Information” thereunder; (b) the “Purpose” thereunder is hereby deemed to include the evaluation, negotiation, execution, delivery, performance and consummation of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby; and (c) the term of the Confidentiality Agreement is hereby extended through, and the Confidentiality Agreement shall remain in full force and effect (in accordance with its terms) until the Closing Date, with the surviving provisions of the Confidentiality Agreement continuing to survive thereafter in accordance with Section 8 thereof. In the event of any conflict between the terms of this Agreement and the Confidentiality Agreement with respect to the treatment of Confidential Information, the Confidentiality Agreement shall control.

5.16         Performance by Merger Sub; Reservation and Listing of Shares. The Purchaser shall (a) cause Merger Sub to perform all of its obligations under this Agreement and the Ancillary Documents; (b) issue, or cause to be issued, the Consideration Shares, the Holdback Shares and all other shares of Purchaser Common Stock issuable pursuant to this Agreement, free and clear of all Liens (other than as set forth in Section 3.17); (c) at all times from the date hereof until all Holdback Shares have been issued or cancelled in accordance with this Agreement, reserve and keep available out of its authorized but unissued shares of Purchaser Common Stock a number of shares sufficient to satisfy its obligations under this Agreement; and (d) cause all shares of Purchaser Common Stock issuable pursuant to this Agreement to be approved for listing on Nasdaq, subject to official notice of issuance, on or prior to the Closing Date.

5.17         [Reserved].

5.18         Indemnification of Directors and Officers; Tail Insurance.

(a)            The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Purchaser or the Company and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Purchaser or the Company (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and the Purchaser or the Company, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, Purchaser shall cause the Organizational Documents of Purchaser and the Surviving Corporation to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the Purchaser and the Company to the extent permitted by applicable Law; provided, that the Person to whom expenses are advanced shall provide an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification. The provisions of this Section 5.18 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives, each of whom will be a third party beneficiary of the provisions of this Section 5.18(a).

(b)            For the benefit of the Purchaser’s and the Company’s directors and officers, the Purchaser and the Company shall be permitted prior to the Effective Time to obtain and fully pay from the capital of the Surviving Corporation the premium for a “tail” insurance policy that provides coverage for up to a six (6) year period from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Tail Insurance”) that shall be effective as of the Effective Time and substantially equivalent to and in any event not less favorable in the aggregate than the Purchaser’s and the Company’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, that the annual cost for such “tail” policy does not exceed 300% of the amount paid by or on behalf of the Purchaser or the Company for coverage under the Purchaser’s or the Company’s existing policy for the full fiscal year. If obtained, the Purchaser shall and shall cause Purchaser to maintain the D&O Tail Insurance in full force and effect for its full term, and continue to honor the obligations thereunder, and Purchaser shall timely pay or cause to be paid all premiums with respect to the D&O Tail Insurance.

(c)            In the event Purchaser or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Purchaser or the Surviving Corporation (or their respective successors and assigns), as applicable, assume in writing the obligations set forth in this Section 5.18.

5.19         Tax Receivable.

(a)            the Purchaser acknowledge that the Company has a pending claim with the Internal Revenue Service for a tax refund or credit in respect of the Company’s Q3 2021 Employee Retention Credit in the amount of $423,676 (the “Tax Receivable”). From and after the Closing, the Purchaser shall, and shall cause the Surviving Corporation to:

(i)            maintain and pursue the claim for recovery of and use reasonable best efforts to obtain the Tax Receivable and shall not withdraw, abandon, settle or otherwise compromise the claim for recovery of the Tax Receivable without the prior written consent of the Stockholders’ Representative (such consent not to be unreasonably withheld, conditioned or delayed);

(ii)            keep the Stockholders’ Representative reasonably informed of the status of the claim and promptly provide copies of any material correspondence from the Internal Revenue Service relating thereto to the Stockholders’ Representative; and

(iii)            within thirty (30) days following the actual receipt by the Purchaser, the Surviving Corporation or any of their respective Affiliates of any amounts in respect of the Tax Receivable (net of any out-of-pocket costs or expenses reasonably incurred by the Purchaser or the Surviving Corporation in connection with the pursuit or collection thereof and net of any Taxes imposed on or with respect to the receipt of such amounts), pay such net amount to the Exchange Agent for distribution to the Company Stockholders in accordance with their respective Pro Rata Shares.

(b)            The obligations of the Purchaser under this Section 5.19 shall survive the Closing until fully performed. For the avoidance of doubt, the Tax Receivable and the related accounting reserve recorded by the Company in the August 2026 accounting period shall be excluded from Company Working Capital for purposes of both the Company Working Capital Target Amount and the calculation of Closing Working Capital.

5.20         [Reserved].

5.21         Section 280G. To the extent necessary to avoid the application of Section 280G of the Code and the Treasury regulations thereunder, prior to the execution of this Agreement, the Company has (i) obtained waivers (the form and substance of which were provided to Purchaser for reasonable review and comment) from each Person who has a right to any payments and/or benefits as a result of or in connection with the transactions contemplated by this Agreement that would reasonably be expected to constitute “parachute payments” within the meaning of Section 280G of the Code and as to which such Person waives his or her rights to some or all of such payments and/or benefits (the “Waived 280G Benefits”) applicable to such Person so that all remaining payments and/or benefits applicable to such Person shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G of the Code), and (ii) following the execution of the waivers described in clause (i), solicited the approval of the stockholders of the Company of any Waived 280G Benefits pursuant to a vote intended to meet the requirements of Section 280G(b)(5)(B) of the Code and the Treasury regulations thereunder, in a manner and with a disclosure document that was provided to Purchaser for reasonable review and comment. Prior to obtaining any waiver or soliciting stockholder approval, the Company provided Purchaser with copies of all Section 280G-related documents, including, without limitation, any Section 280G analysis prepared by the Company, the stockholder disclosure document, waivers and stockholder consents, for Purchaser’s reasonable review and comment. At or prior to the Closing, the Company shall deliver to Purchaser evidence that a vote of the stockholders of the Company was solicited in accordance with the foregoing provisions of this Section 5.21 and that either (A) the requisite number of votes were obtained with respect to the Waived 280G Benefits (the “Section 280G Approval”), or (B) that the Section 280G Approval was not obtained, and, as a consequence, the Waived 280G Benefits shall not be made or provided.

ARTICLE VI
SURVIVAL AND INDEMNIFICATION

6.1           Survival.

(a)            Each of the representations and warranties of the Company contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Company pursuant to this Agreement (other than the Company Fundamental Representations) shall survive the Closing and shall remain in full force and effect until the date that is twelve (12) months after the Closing Date. Each of the Company Fundamental Representations shall survive the Closing and shall remain in full force and effect until the expiration of the applicable statute of limitations (giving effect to any extensions or waivers thereof). If any claim for indemnification is made pursuant to this Section 6.1 prior to the expiration of the applicable survival period set forth in this Section 6.1, the survival period with respect to such claim shall survive, subject to the remaining limitations set forth in this ARTICLE VI, until such claim is finally resolved.

(b)            Each of the representations and warranties of the Purchaser and Merger Sub contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Purchaser or Merger Sub pursuant to this Agreement (other than the Purchaser Fundamental Representations and the Purchaser Surviving Representations) shall not survive the Closing, and any claim in respect of any breach of, or inaccuracy in, any such representation or warranty (other than a Purchaser Fundamental Representation or a Purchaser Surviving Representation) shall be extinguished at the Closing. Each of the Purchaser Surviving Representations shall survive the Closing and shall remain in full force and effect until the date that is twelve (12) months after the Closing Date. Each of the Purchaser Fundamental Representations shall survive the Closing and shall remain in full force and effect until the expiration of the applicable statute of limitations (giving effect to any extensions or waivers thereof). As used herein, “Purchaser Surviving Representations” means the representations and warranties of the Purchaser set forth in Section 3.5 (Capitalization), Section 3.10 (SEC Reports; Nasdaq Listing) and Section 3.17 (Ownership of Stockholder Merger Consideration). Any claim for indemnification under this Section 6.1 with respect to such claim shall survive, subject to the remaining limitations set forth in this ARTICLE VI, until such claim is finally resolved.

(c)            Each of the covenants and agreements of the Parties contained in this Agreement that, by their terms, are to be performed in whole or in part prior to or at the Closing shall survive the Closing until the first (1st) anniversary of the Closing Date, and each of the covenants and agreements of the Parties contained in this Agreement that, by their terms, are to be performed in whole or in part following the Closing shall survive the Closing in accordance with their respective terms until fully performed (or, if no such period of performance is specified, indefinitely). Notwithstanding the foregoing, any covenant or agreement that is subject of a claim for indemnification under this ARTICLE VI that has been validly delivered in accordance with Section 6.5 prior to the expiration of the applicable survival period shall survive until such claim is finally resolved in accordance with this ARTICLE VI.

(d)            Notwithstanding anything to the contrary in this Section 6.1, (i) any claim based on, arising out of or resulting from any Fraud Claim or Willful Breach shall survive the Closing indefinitely and shall not be subject to the survival limitations set forth in this Section 6.1, and (ii) the indemnification obligations set forth in Section 6.2 in respect of any Fraud Claim or Willful Breach shall survive the Closing indefinitely.

6.2          Indemnification by the Company Stockholders and Stockholders’ Representative.

(a)            Subject to the limitations set forth in this ARTICLE VI, from and after the Closing, the Company Stockholders shall, severally and not jointly, indemnify, defend and hold harmless the Purchaser, the Surviving Corporation, their respective Affiliates and each of their respective directors, officers, employees, equityholders, agents, successors and assigns (collectively, the “Purchaser Indemnified Parties”) from and against any and all Losses incurred or suffered by any Purchaser Indemnified Party to the extent arising or resulting from:

(i)            any breach of, or inaccuracy in, any representation or warranty made by the Company in ARTICLE IV of this Agreement (in each case, determined without regard to any “Company Material Adverse Effect,” “material,” “materiality,” “in all material respects” or similar qualifications contained in such representation or warranty for purposes of determining both whether such representation or warranty was breached and the amount of any Losses arising therefrom);

(ii)            any breach or non-performance of any covenant or agreement of the Company or, prior to the Closing, the Company Stockholders, in each case, contained in this Agreement; and

(iii)            any Fraud Claim or Willful Breach by the Company or, prior to the Closing, the Company Stockholders.

6.3           Indemnification by Purchaser.

(a)            Subject to the limitations set forth in this ARTICLE VI, from and after the Closing, the Purchaser shall indemnify, defend and hold harmless the Company Stockholders, the Company, their respective Affiliates and each of their respective directors, officers, employees, equityholders, agents, successors and assigns (collectively, the “Company Indemnified Parties” and together with the Purchaser Indemnified Parties, the “Indemnified Parties”) from and against any and all Losses incurred or suffered by any Company Indemnified Party to the extent arising or resulting from:

(i)            any breach of any Purchaser Fundamental Representation or Purchaser Surviving Representations, in each case, determined without regard to any “Purchaser Material Adverse Effect,” “material,” “materiality,” “in all material respects,” “Knowledge” or similar qualifications contained in such representation or warranty for purposes of determining both whether such representation or warranty was breached and the amount of any Losses arising therefrom; and

(ii)            any breach or non-performance of any covenant or agreement of the Purchaser or Merger Sub contained in this Agreement; and

(iii)            any Fraud Claim or Willful Breach by the Purchaser.

6.4           Limitations on Indemnification.

(a)            Notwithstanding anything to the contrary in this ARTICLE VI, the aggregate liability of the Company Stockholders for Losses under Section 6.2 (other than in respect of any breach of, or inaccuracy in, any Company Fundamental Representation, which shall be subject to Section 6.4(c), or any Fraud Claim or Willful Breach, which shall not be subject to any cap or other limitation set forth in this Section 6.4) shall not exceed twenty percent (20.0%) of the Purchase Price Amount (as adjusted pursuant to Section 1.17) (the “General Cap”). Notwithstanding anything to the contrary in this ARTICLE VI, the Company Stockholders shall not be liable for any Losses under Section 6.2(a) (other than in respect of any breach of, or inaccuracy in, any Company Fundamental Representation, or in respect of any Fraud Claim) unless and until the aggregate amount of all such Losses exceeds $100,000, in which case the Company Stockholders shall be liable only for the amount of such Losses in excess of $100,000.

(b)            Notwithstanding anything to the contrary in this ARTICLE VI, the aggregate liability of the Purchaser for Losses under Section 6.3 (other than in respect of any breach of, or inaccuracy in, any Purchaser Fundamental Representation, which shall be subject to Section 6.4(c), or any Fraud Claim or Willful Breach, which shall not be subject to any cap or other limitation set forth in this Section 6.4) shall not exceed the General Cap. Notwithstanding anything to the contrary in this ARTICLE VI, the Purchaser shall not be liable for any Losses under Section 6.3(a) (other than in respect of any breach of, or inaccuracy in, any Purchaser Fundamental Representation or Purchaser Surviving Representation, or in respect of any Fraud Claim) unless and until the aggregate amount of all such Losses exceeds $100,000, in which case the Purchaser shall be liable only for the amount of such Losses in excess of $100,000.

(c)            Notwithstanding anything to the contrary in this ARTICLE VI, the aggregate liability of the Company Stockholders for Losses under Section 6.2, or of the Purchaser for Losses under Section 6.3 (in each case, other than in respect of any Fraud Claim or Willful Breach, which shall not be subject to any cap or other limitation set forth in this Section 6.4) shall not exceed one hundred percent (100%) of the Purchase Price Amount (as adjusted pursuant to Section 1.17) (the “Fundamental Cap”).

(d)            Notwithstanding anything to the contrary contained in this ARTICLE VI, any indemnification payment owed by the Company Stockholders to any Purchaser Indemnified Party under this ARTICLE VI (other than in respect of any Fraud Claim or Willful Breach by the applicable Company Stockholder, as to which Purchaser Indemnified Parties shall have full recourse in cash or in any other form they may elect) shall be satisfied: (i) first, for so long as any Holdback Shares have not been issued pursuant to Section 1.22(c), by reduction of the number of Holdback Shares by a number equal to the amount of such payment divided by the Consideration Price Per Share; provided that the Holdback Shares shall not be reduced below zero; and (ii) second, solely in respect of any breach of, or inaccuracy in, any Company Fundamental Representation, by recovery of Consideration Shares issued to the Company Stockholders (valued at the Consideration Price Per Share). Except in respect of any Fraud Claim or Willful Breach by the applicable Company Stockholder, in no event shall any Company Stockholder be required to satisfy any indemnification payment under this ARTICLE VI in cash or in any form other than Consideration Shares (valued at the Consideration Price Per Share); provided that the Stockholders’ Representative may elect, on behalf of any Company Stockholder, to satisfy all or any portion of any such indemnification payment in cash in lieu of Consideration Shares.

(e)            Notwithstanding anything to the contrary contained in this ARTICLE VI, any indemnification payment owed by the Purchaser to any Company Indemnified Party under this ARTICLE VI shall be satisfied solely by the issuance of additional shares of Purchaser Common Stock (valued at the Consideration Price Per Share); provided, however, that in respect of any Fraud Claim, the Company Indemnified Parties shall have full recourse in, at the Company Indemnified Party’s election, cash or additional shares of Purchaser Common Stock valued at the Fair Market Value; provided, further, that, notwithstanding anything to the contrary in this Agreement, in no event shall the Purchaser be required to issue any shares of Purchaser Common Stock pursuant to this Section 6.4(e) to the extent that, after giving effect to such issuance, any Person (together with its Affiliates) would beneficially own more than 4.99% of the issued and outstanding capital stock of the Purchaser (calculated on an as-converted to Purchaser Common Stock basis), and such limitation shall operate as a cap on the number of shares of Purchaser Common Stock issuable to any Person pursuant to this ARTICLE VI; provided, that, for the avoidance of doubt, the value of any shares of Purchaser Common Stock otherwise issuable to such Person absent the application of such cap shall instead be delivered in cash, unless the Purchaser, in its sole discretion, elects to issue such shares of Purchaser Common Stock notwithstanding such cap.

(f)            No individual Company Stockholder’s aggregate liability for Losses under Section 6.2 shall exceed an amount equal to the portion of the Stockholder Merger Consideration actually received by such Company Stockholder pursuant to this Agreement (with respect to each Company Stockholder, the “Per-Stockholder Cap”); provided, that the Per-Stockholder Cap shall not apply in respect of any Fraud Claim or Willful Breach by such Company Stockholder, for which such Company Stockholder shall have unlimited liability. Indemnification claims under Section 6.2 shall be allocated among the Company Stockholders based on their respective Pro Rata Share, subject in each case to the Per-Stockholder Cap.

(g)            The amount of any Loss for which indemnification is provided under this ARTICLE VI shall be: (i) reduced by any amounts actually recovered by the Indemnified Party from third parties (including insurance proceeds, net of any deductibles, retentions, premium increases or other reasonable out-of-pocket expenses incurred in connection with such recovery, and indemnification, contribution or similar payments) with respect to such Loss; and (ii) reduced by any net Tax benefit actually realized by the Purchaser Indemnified Party (or its consolidated Tax group) in the taxable year of the Loss or any of the three (3) succeeding taxable years as a result of such Loss. If any such recovery or net Tax benefit is realized by an Indemnified Party after an indemnification payment has been made under this ARTICLE VI, the Indemnified Party shall promptly pay or return to the indemnifying party (or, in the case of amounts satisfied in Holdback Shares or other Consideration Shares, cause to be re-issued to the applicable Company Stockholders) the amount of such recovery or net Tax benefit (up to the amount of the indemnification payment so made). No Indemnified Party shall be entitled to recover any Loss under this ARTICLE VI to the extent such Loss is included in the calculation of any adjustment to the Purchase Price Amount made pursuant to Section 1.17 (no double recovery).

(h)            Notwithstanding anything to the contrary in this Agreement, no Indemnified Party shall be entitled to recover any punitive, exemplary or treble damages, except to the extent any such damages are actually paid to an unaffiliated third party in connection with a Third-Party Claim for which indemnification is provided hereunder.

(i)            Notwithstanding anything to the contrary given in this Agreement, no Indemnified Party shall be entitled to indemnification pursuant to this Agreement for any Taxes arising in a taxable period (or portion thereof) beginning after the Closing Date on account of a breach or failure to be true and correct of any of the representations or warranties set forth in Section 4.15, other than the representations and warranties in Section 4.15(g), (i), (j), or (n).

6.5           Claim Notice Procedures.

(a)            If any Indemnified Party becomes aware of a claim for indemnification under this ARTICLE VI (other than a Third-Party Claim, which shall be governed by Section 6.6), such Indemnified Party shall promptly (and in any event prior to the expiration of the applicable survival period set forth in Section 6.1) deliver to the Purchaser or the Stockholders’ Representative (as applicable) a written notice (a “Claim Notice”) setting forth, in reasonable detail and to the extent then known: (i) a description of the basis for the claim, including the specific representation, warranty, covenant or agreement alleged to have been breached or other basis for indemnification; (ii) a good faith estimate of the amount of Losses claimed (or, if such amount is not then determinable, a good faith statement of the basis for such inability); and (iii) the supporting documentation reasonably available to the Indemnified Party. No delay in or failure to give a Claim Notice shall adversely affect any of the other rights or remedies that the Indemnified Party has under this Agreement, except to the extent the indemnifying party is actually and materially prejudiced thereby.

(b)            The recipient of a Claim Notice under Section 6.5 shall have forty-five (45) days following receipt of such Claim Notice to respond in writing to the Claim Notice, either accepting the Claim Notice in whole or in part or disputing the Claim Notice in whole or in part (a “Claim Response”). If the recipient fails to deliver a Claim Response within such forty-five (45)-day period, the indemnifying party shall be deemed to have accepted the Claim Notice in full. If the recipient disputes the Claim Notice in whole or in part within such forty-five (45)-day period, the Parties shall negotiate in good faith for a period of thirty (30) days to resolve the disputed portion. If the Parties are unable to resolve the dispute within such thirty (30)-day negotiation period, either Party may pursue any and all remedies available to it under Section 9.6.

6.6          Third Party Claims.

(a)            If any Indemnified Party receives notice of any claim, demand, action or proceeding by any Person who is not a Party to this Agreement (or an Affiliate or Representative of a Party) (a “Third-Party Claim”) for which it intends to seek indemnification under this ARTICLE VI, such Indemnified Party shall promptly (and in any event within thirty (30) days following receipt thereof) deliver to the Purchaser or the Stockholders’ Representative, as applicable, a written notice setting forth, in reasonable detail and to the extent then known, a description of such Third-Party Claim, a good faith estimate of the amount of Losses claimed and the supporting documentation reasonably available to the Indemnified Party. No delay in or failure to give such notice shall adversely affect any of the other rights or remedies that the Indemnified Party has under this Agreement, except to the extent the indemnifying party is actually and materially prejudiced thereby.

(b)            The recipient of a Claim Notice under Section 6.6(a) shall have forty-five (45) days following receipt of such notice to elect, by written notice to the applicable Indemnified Party, to assume the defense of such Third-Party Claim with counsel of its choice (which counsel shall be reasonably acceptable to the Purchaser Indemnified Party). If the Indemnifying Party elects to assume the defense of such Third-Party Claim, (i) the recipient shall be entitled to control the defense, settlement and other resolution of such Third-Party Claim, subject to the limitations set forth in Section 6.6(c); (ii) the Indemnified Party shall have the right (but not the obligation) to participate in the defense of such Third-Party Claim with separate counsel of its choice at its own expense (except that the Indemnifying Party shall pay the reasonable fees and expenses of one (1) such separate counsel for the Indemnified Party if (A) the Indemnifying Party and the Indemnified Party have actual or potential conflicting interests with respect to such Third-Party Claim, or (B) such Third-Party Claim seeks injunctive or other non-monetary relief against the Indemnified Party); and (iii) the Indemnified Party shall cooperate in good faith with the indemnifying party in the defense of such Third-Party Claim.

(c)            Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume or maintain control of the defense of any Third-Party Claim (and the Indemnified Party shall be entitled to assume and maintain such defense at the Indemnifying Party’s sole cost and expense) if: (i) such Third-Party Claim relates to or arises in connection with any criminal proceeding, indictment, allegation or investigation; (ii) such Third-Party Claim seeks injunctive or other equitable relief against the Indemnified Party that is not solely incidental to a claim for monetary damages; (iii) an adverse determination of such Third-Party Claim would reasonably be expected to have a material adverse effect on the Indemnified Party’s reputation or future business prospects, or on the business or operations of the Surviving Corporation or its Subsidiaries (in the case of the Purchaser Indemnified Parties); (iv) the amount of Losses claimed in such Third-Party Claim, when aggregated with all other unresolved claims for indemnification under this ARTICLE VI, exceeds the applicable cap under Section 6.4; (v) such Third-Party Claim is brought by or on behalf of a Governmental Authority; or (vi) the Indemnifying Party fails to actively and diligently conduct the defense of such Third-Party Claim.

(d)            The Party controlling the defense of any Third-Party Claim shall not settle, compromise or consent to the entry of any judgment with respect to such Third-Party Claim without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided that the Stockholders’ Representative may settle, compromise or consent to the entry of any judgment with respect to such Third-Party Claim without the consent of the Purchaser Indemnified Party if such settlement, compromise or judgment (i) involves only the payment of monetary damages that are fully paid by the Indemnifying Party (subject to the limitations of this ARTICLE VI) and otherwise indemnified hereunder; (ii) includes a complete and unconditional release of the Indemnified Party from all liability with respect to such Third-Party Claim; and (iii) does not impose any injunctive or other equitable relief on the Indemnified Party or include any admission or finding of fault, wrongdoing or violation of law by the Indemnified Party.

6.7          Exclusive Remedy. The Parties acknowledge and agree that, after the Closing, and except in the case of any Fraud Claim or Willful Breach, the indemnification provisions in this ARTICLE VI shall be the sole and exclusive remedy of the Parties and their Affiliates with respect to any claim related to or arising from Losses that are suffered or incurred by a Purchaser Indemnified Party or Company Indemnified Party arising out of, resulting from or relating to the matters set forth in this ARTICLE VI.

6.8          Effect of Investigation. The representations and warranties of the Purchaser, Merger Sub or the Company or Stockholders’ Representative, respectively, and a Company Indemnified Party or Purchaser Indemnified Party’s, respectively, right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the applicable Indemnified Party (including by any of their respective Representatives), as applicable, or by reason of the fact that such persons knew or should have known that such representation or warranty is, was or might be inaccurate, as the case may be.

ARTICLE VII
CLOSING DELIVERABLES

7.1           Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company) of the following conditions:

(a)            Representations and Warranties. (i) The representations and warranties of Purchaser and its Subsidiaries contained in this Agreement (other than the Purchaser Fundamental Representations and the representations and warranties contained in Section 3.5 (Capitalization)) shall be true and correct in all material respects on and as of the date of this Agreement (except for those representations and warranties that address matters only as of a particular earlier date, which shall have been true and correct in all material respects as of such earlier date); (ii) each of the Purchaser Fundamental Representations shall be true and correct in all respects on and as of the date of this Agreement (except for those that address matters only as of a particular earlier date, which shall have been true and correct in all respects as of such earlier date); and (iii) the representations and warranties contained in Section 3.5 (Capitalization) shall be true and correct in all respects, except for de minimis inaccuracies, on and as of the date of this Agreement.

(b)            Agreements and Covenants. The Purchaser and its Subsidiaries shall have performed in all material respects all of the Purchaser’s and its Subsidiaries’ obligations and complied in all material respects with all of the Purchaser’s and its Subsidiaries’ agreements and covenants under this Agreement to be performed or complied with by it on or prior to the date of this Agreement.

(c)            No Purchaser Material Adverse Effect. No Purchaser Material Adverse Effect shall have occurred that is (A) continuing and uncured and (B) not reflected in the mutually agreed adjustments to the Purchase Price Amount set forth in Section 1.8.

7.2           Conditions to Obligations of the Purchaser. The obligations of the Purchaser and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Purchaser) of the following conditions:

(a)            Representations and Warranties. (i) The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the representations and warranties contained in Section 4.3 (Capitalization)) shall be true and correct in all material respects on and as of the date of this Agreement (except for those representations and warranties that address matters only as of a particular earlier date, which shall have been true and correct in all material respects as of such earlier date); (ii) each of the Company Fundamental Representations (other than Section 4.3(c), which shall be subject to clause (iii) of this Section 7.3(a)) shall be true and correct in all respects on and as of the date of this Agreement (except for those that address matters only as of a particular earlier date, which shall have been true and correct in all respects as of such earlier date); and (iii) the representations and warranties contained in Section 4.3 (Capitalization) shall be true and correct in all respects, except for de minimis inaccuracies, on and as of the date of this Agreement.

(b)            Agreements and Covenants. The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the date of this Agreement.

(c)            No Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred that is (A) continuing and uncured and (B) not reflected in the mutually agreed adjustments to the Purchase Price Amount pursuant to Section 1.8.

7.3           Closing Deliverables of the Company. At the Closing, the Company shall deliver, or cause to be delivered, to the Purchaser each of the following:

(a)            Written Consent. A true and correct copy of the Written Consent, duly executed and delivered by the Significant Company Holders and evidencing the Required Company Stockholder Approval.

(b)            Officer Certificate. A certificate from the Company or the Stockholders’ Representative, dated as of the date hereof, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections 7.2(a), 7.2(b) and 7.2(c).

(c)            Secretary Certificate. A certificate executed by the Company’s secretary certifying as to the validity and effectiveness of, and attaching, (A) copies of the Company’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the requisite resolutions of the Company’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which the Company is or is required to be a party or bound, and the consummation of the Merger and the other transactions contemplated hereby and thereby, and the adoption of the Organizational Documents of the Surviving Corporation, and recommending the approval and adoption of the same by the Company Stockholders, (C) evidence that the Required Company Stockholder Approval has been obtained and (D) the incumbency of officers of the Company authorized to execute this Agreement or any Ancillary Document to which the Company is or is required to be a party or otherwise bound.

(d)            Good Standing. Good standing certificates (or similar documents applicable for such jurisdictions) for each Target Company certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Target Company’s jurisdiction of organization and from each other jurisdiction in which the Target Company is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(e)            Certified Charter. A copy of the Company Charter, as in effect as of immediately prior to the Effective Time, certified by the Secretary of State of the State of Delaware as of a date no more than ten (10) Business Days prior to the Closing Date.

(f)            Transmittal Documents. The Transmittal Documents duly executed by each Company Stockholder from whom the Company has obtained the same, it being agreed that the Company shall have used commercially reasonable efforts to cause each Company Stockholder to deliver the Transmittal Documents to the Exchange Agent, each in form reasonably acceptable for transfer on the books of the Company.

(g)            Resignations. Written resignations, effective as of the Closing, of each of the directors and officers of the Company as requested by the Purchaser prior to the Closing.

(h)            Form W-9. A duly executed and validly completed IRS Form W-9 of the Company.

7.4           Closing Deliverables of the Purchaser. At the Closing, the Purchaser shall deliver, or cause to be delivered, to the Company each of the following:

(a)            Officer Certificate. A certificate from the Purchaser, dated as of the date hereof, signed by an executive officer of the Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Sections 7.1(a), 7.2(b) and 7.3(c).

(b)            Exchange Agent Deposit. Evidence reasonably satisfactory to the Company of the deposit with the Exchange Agent of the Stockholder Merger Consideration, less the Holdback Shares, in accordance with Section 1.15(a).

(c)            Ancillary Documents. A counterpart of each Ancillary Document to which the Purchaser or Merger Sub is a party, duly executed by the Purchaser or Merger Sub, as applicable.

ARTICLE VIII
EXPENSES

8.1           Fees and Expenses. Except as set forth in this Section 8.1 or elsewhere in this Agreement, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses; provided, that all Expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid first from the capital of the Purchaser, it being understood that any payments to be made (or to cause to be made) by the Purchaser under this Section 8.1 shall be paid as soon as reasonably practicable upon consummation of the Merger. As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement. The Purchaser shall pay all filing fees and Expenses under any applicable Antitrust Laws, including the fees and Expenses relating to any pre-merger notification required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“Antitrust Expenses”).

ARTICLE IX
MISCELLANEOUS

9.1           Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or Representative of any Party and (b) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or Representative of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Parties under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

9.2           Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by e-mail, with affirmative confirmation of receipt, (iii) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case, to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Purchaser or Merger Sub, to: Forge Nano Holdings, Inc.12300 Grant St. #100 Thornton, CO 80241 Attn: Paul Lichty, CEO E-mail:

with a copy (which will not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Attn: Benjamin M. Goodchild
E-mail: bgoodchild@paulweiss.com

If to the Company prior to the Closing, to: HzO, Inc. 5151 McCrimmon Parkway, Suite 208 Morrisville, NC 27560 Attn: Jason Savod, CFO Email:

with a copy (which will not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

31 West 52nd Street, 5th Fl

New York, New York 10019

Attn: Megan Baier; Catherine Riley Tzipori

Email: mbaier@wsgr.com; crileytzipori@wsgr.com

9.3           Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Purchaser and the Company, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

9.4           Third Parties. Except for the rights of the D&O Indemnified Persons set forth in Section 5.18, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

9.5           Fees and Expenses.

(a)            Except as expressly provided in this Section 9.5 or elsewhere in this Agreement, all fees, costs and expenses incurred in connection with this Agreement, the ancillary agreements and the transactions contemplated hereby and thereby shall be paid by the Party incurring such fees, costs and expenses.

(b)            For the avoidance of doubt, all Acquisition Costs not paid prior to the Closing shall be paid in accordance with Section 1.17 and shall reduce the Purchase Price Amount in accordance with Section 1.8 and Section 1.17.

9.6           Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of Delaware without regard to the conflict of laws principles thereof. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in Delaware (or in any appellate court thereof) (the “Specified Courts”). Each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 9.2. Nothing in this Section 9.6 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

9.7           WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.7.

9.8          Specific Performance. Each Party acknowledges and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each Party agrees that, in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Agreement, the non-breaching Party shall be entitled (in addition to any other remedy that may be available to it whether in Law, equity or otherwise, including monetary damages) to (i) an injunction, temporary restraining order, or other order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach. Each Party further agrees that no other Party or any other person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.8 and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. The Parties acknowledge and agree that the right of specific performance contemplated by this Section 9.8 is an integral part of the Agreement, and without that right, none of the Parties would have entered into this Agreement. Notwithstanding anything else in this Section 9.8, under no circumstances shall any of the Company Parties be permitted or entitled to receive both the payment of monetary damages of any kind and a grant of specific performance.

9.9           Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

9.10         Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser and the Company; provided, that, following the Closing, any amendment, supplement or modification that adversely affects the rights or obligations of the Company Stockholders or the Stockholders’ Representative under this Agreement shall also require the prior written consent of the Stockholders’ Representative.

9.11         Waiver. the Purchaser, on behalf of itself and its Affiliates, and the Company on behalf of itself and its Affiliates may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliate party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

9.12         Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

9.13         Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article,” “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser or its stockholders under the DGCL, or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

9.14         Counterparts. This Agreement and each Ancillary Document may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

9.15         Legal Representation. The Parties agree that, notwithstanding the fact that Wilson Sonsini Goodrich & Rosati, Professional Corporation (“WSGR”) may have, prior to the Closing, represented the Company, the Stockholders’ Representative and/or one or more Company Stockholders in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, WSGR shall be permitted to represent the Stockholders’ Representative, any Company Stockholder or any of their respective Affiliates after the Closing in connection with any matter relating to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, including any dispute or Action between or among the Purchaser, the Surviving Corporation or any of their respective Affiliates, on the one hand, and the Stockholders’ Representative, any Company Stockholder or any of their respective Affiliates, on the other hand, and each Party (on behalf of itself and its Affiliates, including, after the Closing, the Surviving Corporation) hereby consents thereto and irrevocably waives, and shall not assert, any conflict of interest arising therefrom or in connection therewith. The Parties further agree that, as to all legally privileged communications prior to the Closing between or among WSGR, on the one hand, and the Company, the Stockholders’ Representative or any Company Stockholder, on the other hand, that relate in any way to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, the attorney-client privilege and the expectation of client confidence belong to and shall be controlled by the Stockholders’ Representative and shall not pass to or be claimed by the Purchaser, the Surviving Corporation, and none of the Purchaser or the Surviving Corporation shall use or seek to use any such communications against the Stockholders’ Representative or any Company Stockholder.

ARTICLE X
STOCKHOLDERS’ REPRESENTATIVE

10.1         Appointment as Agent and Attorney-in-Fact. Each Company Stockholder, by virtue of accepting any portion of the Stockholder Merger Consideration, hereby irrevocably constitutes and appoints the Stockholders’ Representative as such Company Stockholder’s true, lawful and exclusive agent and attorney-in-fact, with full power of substitution, to act in the name, place and stead of such Company Stockholder for all purposes set forth in this Agreement, including for purposes of: (a) acting on behalf of such Company Stockholder in connection with all matters relating to this Agreement and the transactions contemplated hereby and thereby; (b) executing and delivering, on behalf of such Company Stockholder, any amendment, consent or waiver under this Agreement; (c) receiving and giving notices on behalf of such Company Stockholder; (d) handling, settling, negotiating and resolving any matters with the Purchaser or Purchaser, including in respect of the Estimated Closing Statement, the Post-Closing Statement, indemnification claims and any disputes thereunder; and (e) taking all other actions that may be necessary or appropriate to carry out the provisions of this Agreement or the Stockholders’ Representative Engagement Agreement. Notwithstanding the foregoing, the Stockholders’ Representative shall have no obligation to act on behalf of the Company Stockholders, except as expressly provided herein and in the Stockholders’ Representative Engagement Agreement, and for purposes of clarity, there are no obligations of the Stockholders’ Representative in any ancillary agreement, schedule, exhibit or the Company Disclosure Schedule.

10.2         Scope of Authority. The Stockholders’ Representative shall have full power and authority to take any and all actions on behalf of the Company Stockholders as contemplated by, or expressly or impliedly authorized in, this Agreement or the Stockholders’ Representative Engagement Agreement. The Stockholders’ Representative may make and execute all agreements, certificates, instruments, and other documents, and may take all such actions as the Stockholders’ Representative shall determine to be necessary or appropriate to carry out the provisions of this Agreement. The powers, immunities and rights to indemnification granted to the Stockholders’ Representative Group hereunder (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Company Stockholder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Company Stockholder of the whole or any fraction of his, her or its interest in the Holdback Shares.

10.3         Expense Fund. At or prior to the Closing, the Company shall deposit with the Stockholders’ Representative, from the Company’s cash, an amount equal to $150,000 (the “Stockholders’ Representative Expense Fund”); provided, however, that any portion of the Stockholders’ Representative Expense Fund for which the Company has insufficient cash on hand to fund at Closing (any such amount, the “Stockholders’ Representative Expense Fund Shortfall”) shall be paid by Purchaser. The Stockholders’ Representative shall hold the Stockholders’ Representative Expense Fund and use such funds: (i) to pay any out-of-pocket expenses incurred by the Stockholders’ Representative in performing its duties hereunder and under the Stockholders’ Representative Engagement Agreement and (ii) as otherwise directed by the Advisory Group. The Stockholders’ Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Stockholders’ Representative Expense Fund other than as a result of its gross negligence or willful misconduct. The Stockholders’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Stockholders’ Representative Expense Fund and has no tax reporting or income distribution obligations. The Company Stockholders will not receive any interest on the Stockholders’ Representative Expense Fund and assign to the Stockholders’ Representative any such interest. Subject to Advisory Group approval, the Stockholders’ Representative may contribute funds to the Stockholders’ Representative Expense Fund from any consideration otherwise distributable to the Company Stockholders. Nothing in the foregoing sentence shall obligate the Purchaser, the Exchange Agent or any of their respective Affiliates to withhold, redirect or deliver to the Stockholders’ Representative any portion of the consideration payable under this Agreement, and no such contribution shall increase any obligation of the Purchaser hereunder. Any amounts remaining in the Stockholders’ Representative Expense Fund after such expenses are paid shall be distributed by the Stockholders’ Representative to the Exchange Agent, for further distribution to the Company Stockholders at such time as the Stockholders’ Representative determines in its sole discretion that such funds are no longer needed. All fees, costs and expenses of any paying agent, exchange agent or other agent engaged in connection with the distribution of any cash amounts to the Company Stockholders following the Closing (including any remaining portion of the Stockholders’ Representative Expense Fund and any amounts in respect of the Tax Receivable), and of any related Tax withholding and information reporting, shall be borne solely by the Company Stockholders and may be deducted from the amounts so distributed. All fees, costs and expenses of the Stockholders’ Representative (including under the Stockholders’ Representative Engagement Agreement) shall be borne solely by the Company Stockholders (including from the Stockholders’ Representative Expense Fund), and, to the extent any such amounts are payable by the Company or any of its Subsidiaries and unpaid as of the Closing, such amounts shall constitute Acquisition Costs. None of the Purchaser, the Surviving Corporation or any of their respective Affiliates shall have any liability for any fees, costs or expenses of the Stockholders’ Representative.

10.4         Indemnification of Stockholders’ Representative. Certain Company Stockholders have entered into an engagement agreement (the “Stockholders’ Representative Engagement Agreement”) with the Stockholders’ Representative to provide direction to the Stockholders’ Representative in connection with its services under this Agreement and the Stockholders’ Representative Engagement Agreement (such Company Stockholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). The Company Stockholders shall, severally and not jointly, indemnify, defend and hold harmless the Stockholders’ Representative Group from and against any and all losses, liabilities, damages, claims, costs and expenses (including reasonable attorneys’ fees), judgments, fines or amounts paid in settlement (collectively, the “Stockholders’ Representative Expenses”) incurred by the Stockholders’ Representative Group arising out of or in connection with the acceptance or administration of the Stockholders’ Representative Group’s duties under this Agreement and the Stockholders’ Representative Engagement Agreement, except to the extent such losses are finally adjudicated to have arisen from the gross negligence or willful misconduct of the Stockholders’ Representative. Such Stockholders’ Representative Expenses may be recovered first, from the Stockholders’ Representative Expense Fund, and second, and only to the extent the Stockholders’ Representative Expense Fund has been depleted, directly from the Company Stockholders. The Stockholders’ Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Stockholders’ Representative Engagement Agreement or the transactions contemplated hereby or thereby. Furthermore, the Stockholders’ Representative shall not be required to take any action unless the Stockholders’ Representative has been provided with funds, security or indemnities which, in its reasonable and good faith determination, are sufficient to protect the Stockholders’ Representative against the costs, expenses and liabilities which may be incurred by the Stockholders’ Representative in performing such actions. Notwithstanding the foregoing, any failure or refusal of the Stockholders’ Representative to act (including as a result of insufficient funds, security or indemnities) shall not toll, extend or otherwise affect any time period or deadline under this Agreement or excuse the consequences under this Agreement of any failure to act within any such time period (including any deemed acceptance or any statement or determination becoming final and binding), and none of the Purchaser or any of its Affiliates shall have any liability in respect of any such failure or refusal. If Purchaser is entitled to recovery of any amount exceeding the available balance of the Holdback Shares in this Agreement, it must proceed directly against each Company Stockholder from whom it seeks recovery. Stockholders’ Representative shall have no role, nor shall the Purchaser or Purchaser involve it, in the recovery effort. The foregoing includes, but is not limited to, recovery for indemnity claims that are not limited by the Holdback Shares and fee shifting and/or prevailing party provisions in connection with any dispute. Absent gross negligence or willful misconduct by the Stockholders’ Representative that is finally adjudicated by a court of competent jurisdiction, Purchaser shall never seek to collect or recover any amount directly from the Stockholders’ Representative.

10.5         Replacement. The Stockholders’ Representative may resign at any time upon not less than thirty (30) days’ prior written notice to the Purchaser. Company Stockholders that received, in the aggregate, more than fifty percent (50%) of the Stockholder Merger Consideration may, by written notice to Purchaser and the then-acting Stockholders’ Representative, designate a successor Stockholders’ Representative. Any successor Stockholders’ Representative shall, upon delivery of such written notice to Purchaser, succeed to and become vested with all rights, powers, privileges and duties of the predecessor Stockholders’ Representative. The immunities and rights to indemnification shall survive the resignation or removal of the Stockholders’ Representative or any member of the Advisory Group and the Closing.

10.6         Reliance Protection. Purchaser shall be entitled to rely on any action taken or omitted to be taken by the Stockholders’ Representative on behalf of the Company Stockholders as fully authorized by the Company Stockholders, and Purchaser shall have no obligation to inquire as to the authority of the Stockholders’ Representative or the propriety of any action taken or omitted to be taken by the Stockholders’ Representative. The Stockholders’ Representative shall have no liability to Purchaser or any of their respective Affiliates for any action taken or omitted to be taken by the Stockholders’ Representative in such capacity. The Stockholders’ Representative shall be entitled to: (i) rely upon the Closing Consideration Spreadsheet, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Company Stockholder or other party. All actions taken by the Stockholders’ Representative under this Agreement or the Stockholders’ Representative Engagement Agreement shall be binding upon each Company Stockholder and such Company Stockholder’s successors as if expressly confirmed and ratified in writing by such Company Stockholder, and all defenses which may be available to any Company Stockholder to contest, negate or disaffirm the action of the Stockholders’ Representative taken in good faith under this Agreement or the Stockholders’ Representative Engagement Agreement and in accordance with the authority granted to the Stockholders’ Representative hereby and thereby are waived.

10.7         Limitation of Liability. The Stockholders’ Representative and its members, managers, directors, officers, contractors, agents and employees and any member of the Advisory Group (collectively, the “Stockholders’ Representative Group”) shall not be liable to any Company Stockholder for any action taken or omitted to be taken in the Stockholders’ Representative’s capacity as Stockholders’ Representative, except to the extent such action or omission constitutes gross negligence or willful misconduct. Stockholders’ Representative shall act as a representative and agent only, and shall not owe any fiduciary duty to the Company Stockholders or any Party/Person.

ARTICLE XI
DEFINITIONS

11.1         Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“2025 Note Purchase Agreement” means that certain Note Purchase Agreement, dated as of November 28, 2025, by and among the Company and the persons and entities listed on the schedule of investors attached thereto, as amended.

“2026 Note Purchase Agreement” means that certain Note Purchase Agreement, dated as of March 12, 2026, by and among the Company and the persons and entities listed on the schedule of investors attached thereto, as amended.

“Accounting Methodology” shall have the meaning set forth on Exhibit B attached hereto.

“Acquisition Costs” means without duplication, solely to the extent not paid prior to the Closing, (a) any and all fees, costs and expenses of counsel, accountants, investment bankers, advisors, experts, consultants and other service providers to the Company, in each case, incurred at the direction of, by or on behalf of, or to be paid by, the Company related to, arising out of, or in connection with, any process of selling or the negotiation, preparation or execution of this Agreement or the ancillary agreements, (b) transaction bonuses, change-of-control payments, stay bonuses, severance, retention payments payable to any current or former employee, officer, manager or director of any of the Company as a result of the transactions contemplated by this Agreement, (c) any amounts arising under, or payable pursuant to any incentive plan, including that are payable as a result of the consummation of the transactions contemplated hereby on the Closing Date, (d) 100% of the fees, costs or expenses of the Exchange Agent, (e) any fees, costs or expenses incurred in connection with obtaining the D&O Tail Insurance, (f) the employer’s share of any employment, payroll, social security, Medicare, unemployment or similar Taxes (including the employer’s portion of any Taxes imposed under the Federal Insurance Contributions Act, including the Medicare portion thereof) arising in connection with the termination of the TIP or the grant, issuance, vesting or settlement of any Purchaser RSUs (or any shares of Purchaser Common Stock issued in settlement thereof) or other amounts to or in respect of any TIP Participant, solely to the extent the aggregate amount of such Taxes exceeds $50,000 (the first $50,000 of such Taxes, the “Excluded TIP Employer Taxes”) and (g) the employer’s share of any employment, payroll, social security, Medicare, unemployment or similar Taxes (including the employer portion of any Taxes imposed under the Federal Insurance Contributions Act, including the Medicare portion thereof) arising in connection with the payment of any amounts described in clause (b) or clause (c) of this definition (excluding, for the avoidance of doubt, the Excluded TIP Employer Taxes).

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Adjustment Amount” means an amount (which may be positive or negative) equal to (i) the Closing Cash, plus (ii) the Company Working Capital Overage, if any, minus (iii) the Company Working Capital Underage, if any, minus (iv) the Closing Debt, minus (v) the Acquisition Costs, minus (vi) the Deemed Loan Payoff Amount, in each case as finally determined in accordance with Section 1.17 and the Accounting Methodology.

“AICPA” means the American Institute of Certified Public Accountants.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement, including, as applicable, the Written Consent, the Confidentiality Agreement and the Loan Agreement.

“Antitrust Laws” means any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Applicable Merger Consideration” means, with respect to any Company Stockholder, that amount of shares of Purchaser Common Stock equal to such holder’s Pro Rata Share of the Stockholder Merger Consideration, as calculated in accordance with the Closing Consideration Spreadsheet, if any.

“Base Purchase Price” means (a) Fifty-Five Million U.S. Dollars ($55,000,000), plus (b) the Company Purchaser Equity Value.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, severance or termination pay, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to for the benefit of any current employee, director or consultant (or any beneficiary thereof), or with respect to which such Person has any Liability, whether direct or indirect, and whether actual or contingent.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business, excluding as a result of “stay at home,” “shelter-in-place,” “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any Governmental Authority so long as the electronic funds transfer systems, including for wire transfers, of commercial banking institutions in New York, New York are generally open for use by customers on such day.

“Business Source Code” means source code (i) owned or purported to be owned by the Company or any of its Subsidiaries and (ii) embedded or incorporated in any Company Product (e.g., when compiled into executable object code or firmware) or otherwise material to the Company or any of its Subsidiaries in connection with the business conducted by the Company or any of its Subsidiaries, taken as a whole.

“Closing Acquisition Costs” means Acquisition Costs, calculated as of the open of business on the Closing Date.

“Closing Cash” means Company Cash, calculated as of the open of business on the Closing Date.

“Closing Debt” means Company Debt, calculated as of the open of business on the Closing Date.

“Closing Working Capital” means Company Working Capital, calculated as of 11:59 pm local time at the Company’s headquarters location on the Business Day immediately preceding the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company Board” means the board of directors of the Company.

“Company Cash” means, as of any date, an amount equal to: (a) the aggregate cash and cash equivalents of the Company and its Subsidiaries on hand, in transit or in bank accounts (excluding, for the avoidance of doubt, any restricted cash); plus (b) received-but-uncleared deposits; minus (c) the amount of cash needed to fund checks, drafts and other draws written or drawn on accounts of the Company or any of its Subsidiaries that have not yet cleared.

“Company Charter” means the Twelfth Amended and Restated Certificate of Incorporation of the Company, as amended and effective under the DGCL, prior to the Effective Time.

“Company Common Stock” means the common stock, par value $0.0001 per share, of the Company before the Effective Time.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Target Companies or any of their respective Representatives, furnished in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby and thereby; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by the Purchaser or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Company or its Representatives to the Purchaser or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Debt” means, as of any date and without duplication, the aggregate amount (whether direct or indirect, accrued, contingent or otherwise) of: (i) all indebtedness of the Company and its Subsidiaries for borrowed money (whether or not contingent and including all principal, interest, premium, fees and other amounts due thereon); (ii) all obligations of the Company and its Subsidiaries evidenced by notes, bonds, debentures, mortgages or similar instruments; (iii) all obligations of the Company and its Subsidiaries for the deferred purchase price of property, services, businesses or assets (including all earnouts, contingent purchase price obligations and other deferred or contingent consideration); (iv) all obligations of the Company and its Subsidiaries under capital or finance leases (as determined in accordance with GAAP); (v) all obligations of the Company and its Subsidiaries under letters of credit, performance bonds, surety bonds, bankers’ acceptances or similar instruments (to the extent drawn); (vi) all obligations of the Company and its Subsidiaries under interest rate, currency or commodity swaps, hedges, derivatives or similar arrangements (calculated on a mark-to-market basis); (vii) all obligations of the Company and its Subsidiaries owed to related parties (including any stockholder, member, employee, officer, director or Affiliate); (viii) all factoring obligations, securitization obligations, off-balance sheet financing arrangements and similar arrangements of the Company and its Subsidiaries; (ix) all deferred revenue obligations of the Company and its Subsidiaries (solely to the extent the related amounts were collected in cash); (x) all obligations of the Company and its Subsidiaries under conditional sale or similar title-retention arrangements; (xi) all accrued but unpaid severance, deferred compensation, accrued but unpaid bonuses or other employee compensation obligations of the Company and its Subsidiaries; (xii) all unfunded or underfunded pension or post-retirement benefit obligations of the Company and its Subsidiaries; (xiii) all transfer taxes, sales taxes, use taxes, employer portion payroll taxes and similar Tax obligations of the Company and its Subsidiaries arising from the consummation of the transactions contemplated hereby (other than Acquisition Costs); (xiv) all guarantees, sureties, indemnities or other contingent obligations of the Company and its Subsidiaries in respect of any of the foregoing obligations of any other Person; (xv) all accrued and unpaid interest, fees, premiums, penalties, breakage costs and other amounts payable in connection with any of the foregoing (including any prepayment penalties or premiums payable as a result of the consummation of the transactions contemplated hereby); and (xvi) any of the foregoing of any other Person guaranteed by the Company or any of its Subsidiaries; provided, that, notwithstanding anything to the contrary in this definition, “Company Debt” shall exclude, without duplication, (A) all Acquisition Costs and any other amounts to the extent included in the calculation of Acquisition Costs, Closing Working Capital or the Deemed Loan Payoff Amount, (B) all amounts in respect of the Loan Agreement (which shall be addressed exclusively through the Deemed Loan Payoff Amount), (C) those certain convertible notes of the Company issued pursuant to each of the 2025 Note Purchase Agreement and the 2026 Note Purchase Agreement (which shall be converted into shares of Company Stock and cancelled at or prior to the Effective Time, it being understood that the shares of Company Stock issued upon such conversion shall constitute Company Stock entitled to receive the Applicable Merger Consideration in accordance with ARTICLE I), except to the extent that such convertible notes are not converted into shares of Company Stock and cancelled pursuant to this Agreement, and (D) the employer’s share of any employment, payroll or similar Taxes arising in connection with the payment of any amounts included in Acquisition Costs, and no item shall be counted more than once in calculating Company Debt.

“Company Equity Interests” means, collectively, all of the issued and outstanding equity interests of the Company held by the Company Stockholders, including all Company Equity Interests of the Company as of immediately prior to the Effective Time and set forth on Schedule 11.1(f).

“Company Equity Plan” means the Company Stock Plan, as may be amended from time to time.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Section 4.1 (Organization and Standing), Section 4.2 (Authorization; Binding Agreement), Section 4.3(c) (Closing Consideration Spreadsheet; TIP Consideration Schedule) and Section 4.28 (Finders and Brokers).

“Company IP” means all Intellectual Property owned by the Target Companies.

“Company IT Systems” means the systems that are owned, controlled by, or in the possession of the Company, including as part of any Company Product.

“Company Material Adverse Effect” means any fact, change, development, event or effect (any such item, an “Effect”), that (A) has a material adverse effect equal to an amount exceeding $1,500,000 on: (i) the assets and liabilities as reflected on Company’s balance sheet as of December 31, 2025; (ii) the Company’s income statement as of December 31, 2025; (iii) the Company’s costs and expenses (to the extent not already reflected on the Company’s income statement); and (iv) net effect to the 2026 EBITDA arising from the termination of any of the Company’s contractual arrangements (i.e., offset by any new contractual arrangements or other additional revenue), or (B) materially impairs or delays the ability of the Company to consummate the transactions contemplated by this Agreement; provided, however, that, in the case of clause (A) above only, none of the following shall be deemed to be taken into account in determining whether there has been or will be a Company Material Adverse Effect: (1) conditions affecting (A) any of the industries in which the Company and its Subsidiaries operate or participate, (B) the U.S. economy or financial or capital markets (including interest rates) or political conditions in the U.S., or (C) any non-U.S. economy or financial or capital markets (including interest rates) or political conditions in any location where the Company or any of its Subsidiaries operates; (2) any Exigency Event; (3) any change in accounting requirements or principles or any change in GAAP or applicable Law or the interpretation thereof, in each case, occurring after the date hereof; (4) any failure by the Company or any of its Subsidiaries to meet estimates, projections or forecasts (it being understood that for purposes of this clause (4) the underlying causes of such failure may, if they are not otherwise excluded from clauses (1)-(3) and (5) of this definition of Company Material Adverse Effect, be taken into account in determining whether a Company Material Adverse Effect has occurred); (5) any effect relating to (A) the announcement or pendency of the transactions contemplated by this Agreement (provided, that the exception in this clause (5) shall not apply to that portion of any representation or warranty contained in this Agreement to the extent that the express purpose of such portion of such representation or warranty is to address the consequences), (B) any action or omission by Purchaser, or any of their respective Affiliates or authorized representatives (C) any action or omission taken or made by the Company, its Affiliates or representatives in order to comply with the express terms of this Agreement or (D) the introduction or success of any product or service that competes with any product or service of the Company; provided, further, that any of the foregoing may be taken into account in determining whether there has been a Company Material Adverse Effect should such Effect adversely affect the Company, taken as a whole, in a disproportionate adverse manner relative to other participants in the industry in which the Company operates (in which case solely the incremental disproportionate adverse impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Options” means the options to purchase Company Common Stock specified on Schedule 11.1(a) hereto.

“Company Purchaser Equity Value” means the aggregate fair market value, as of immediately prior to the Effective Time, of all shares of capital stock or other equity securities of the Purchaser or its Affiliates (including all shares of Purchaser Common Stock issued in respect of shares of Series D Preferred Stock of Forge Nano in connection with the De-SPAC Transaction) held, directly or indirectly, by the Company or any of its Subsidiaries or controlled special purpose entities, determined such that each such share or other equity security is exchanged on a one-for-one basis for one additional Consideration Share.

“Company Preferred Stock” means the preferred stock of the Company before the Effective Time.

“Company Products” means each of the products and service that are currently developed, marketed, distributed, licensed, sold, offered for sale, or provided by or on behalf of the Company.

“Company Stock” means any shares of the Company Common Stock and the Company Preferred Stock.

“Company Stockholders” means, collectively, the holders of equity interests of the Company, including holders of Company Stock or any other equity securities convertible or exercisable for shares of Company Stock, in each case, as of immediately prior to the Effective Time, and each of their respective successors and permitted assigns. Each reference in this Agreement to a “Company Stockholder” receiving, holding or being entitled to Consideration Shares, Stockholder Merger Consideration, Holdback Shares or any other consideration hereunder shall be deemed to refer to such Person in its capacity as a recipient of such consideration, regardless of whether such Person held Company Equity Interests immediately prior to the Effective Time.

“Company Stock Plan” means the Company’s 2025 stock plan, as may be amended from time to time.

“Company Tranche 1 Investment” means the investment by the Company of an amount equal to $15,000,000 in Forge Nano in exchange for shares of Series D Preferred Stock of Forge Nano, completed on March 13, 2026, at the Series D Valuation.

“Company Working Capital” means (a) the sum of the current assets of the Company and its subsidiaries, minus (b) the sum of the current liabilities of the Company and its subsidiaries, calculated in accordance with past practice, and excluding (i) Company Cash, (ii) Company Debt, (iii) Acquisition Costs, (iv) Taxes, (v) any amounts in respect of the Tax Receivable (as defined in Section 5.19), including the related accounting reserve recorded by the Company in respect thereof in the August 2026 accounting period, and (vi) the employer’s share of any employment, payroll or similar Taxes arising in connection with the payment of any amounts included in Acquisition Costs or the TIP Consideration Adjustment Amount.

“Company Working Capital Target Amount” means $ (1,251,155).

“Company Working Capital Overage” means the amount, if any, by which the Company Working Capital (as of the Closing Date) exceeds the Company Working Capital Target Amount.

“Company Working Capital Underage” means the amount, if any, by which the Company Working Capital Target Amount exceeds the Company Working Capital (as of the Closing Date).

“Confidentiality Agreement” means the Mutual Confidentiality Agreement dated September 29, 2025, between the Company and Forge Nano.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Consideration Common Stock” means the shares of Purchaser Common Stock.

“Consideration Price Per Share” means $10.00.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase orders, licenses, franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract, or otherwise. “Controlled,” “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Copyrights” means any works of authorship, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

“De-SPAC Transaction” means the transactions contemplated by that certain Agreement and Plan of Merger, dated as of April 20, 2026, by and among Forge Nano, Inc., Archimedes Tech SPAC Partners II Co., ATII Holdings Inc. (now known as Forge Nano Holdings, Inc.), ATII Merger Sub Inc. and ATII Merger Sub II LLC (as may be amended, restated or otherwise modified from time to time, the “De-SPAC BCA”), which transactions were consummated on October 21, 2026.

“Dissenting Shares” means any shares of Company Stock for which a holder of Company Stock has exercised appraisal rights pursuant to Section 262 of the DGCL.

“Enforceability Exceptions” means, collectively, applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought.

“Environmental Law” means any Law concerning (a) the protection of human health and safety as it relates to exposure to Hazardous Materials, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC. Section 9601 et. seq., the Resource Conservation and Recovery Act, 42 USC. Section 6901 et. seq., the Toxic Substances Control Act, 15 USC. Section 2601 et. seq., the Federal Water Pollution Control Act, 33 USC. Section 1151 et seq., the Clean Air Act, 42 USC. Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 USC. Section 111 et. seq., Occupational Safety and Health Act, 29 USC. Section 651 et. seq. (to the extent it relates to exposure to Hazardous Materials), the Asbestos Hazard Emergency Response Act, 15 USC. Section 2601 et. seq., the Safe Drinking Water Act, 42 USC. Section 300f et. seq., the Oil Pollution Act of 1990 and analogous state acts.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Estimated Adjustment Amount” means the Adjustment Amount calculated based on the estimates set forth in the Estimated Closing Statement delivered pursuant to Section 1.17.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exigency Event” shall mean any (i) act of war (whether or not declared), hostility, terrorism, riot, political unrest, calamity or crisis, or similar activities or events, (ii) earthquake, landslide, tsunami, flood, hurricane, cyclone, tornado, volcanic activity, wildfire or other fire, drought, famine or other natural or manmade disaster or emergency, act of God or force majeure event; (iii) epidemic, pandemic, endemic, disease or virus outbreak, or public health emergency (including in respect of COVID-19); and (iv) any continuation, escalation, worsening, or other change in respect of any of the items or matters referenced in the foregoing clauses (i), (ii), and (iii).

“Fair Market Value” means, with respect to a share of Purchaser Common Stock, the VWAP per share of Purchaser Common Stock over the ten (10) Trading Day period ending two (2) Trading Days prior to the date of determination.

“Forge Nano” means Forge Nano, Inc., a Delaware corporation and the predecessor to the Purchaser prior to the consummation of the De-SPAC Transaction.

“Fraud Claim” means an actual, intentional and knowing common law fraud (and not a constructive fraud, negligent misrepresentation or omission or any form of fraud premised on recklessness or negligence) claim based in whole or in part upon fraud.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body, including any regulatory authority.

“Hazardous Material” means any waste, gas, liquid, solid, mixture, compound, derivative, mixture, mineral or other substance or material, in each case, whether naturally occurring or manmade, that is defined, listed or designated as a “hazardous substance,” “pollutant,” “contaminant,” “hazardous waste,” “regulated substance,” “hazardous chemical,” “toxic chemical,” “radioactive” (or by any similar term or regulatory effect) under any Environmental Law, or any other material regulated, the storage, manufacture, generation, treatment, transportation, release, remediation, use, handling or disposal of which is in any way governed by or subject to or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, urea formaldehyde insulation, antimony, and per- and poly-fluoroalkyl substances (PFAS) and other emerging contaminants, flammable or explosive substances, or pesticides.

“Holdback Shares” means (i) an amount equal to 20% of the Base Purchase Price divided by (ii) the Consideration Price Per Share

“Identified Employees” shall mean (a) Jason Savod and (b) Rachael Lerebours.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than accounts payable to creditors for goods or services incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases required to be accounted for as capital leases in accordance with GAAP, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (g) all Indebtedness secured by a Lien on any property owned or acquired by such Person, (h) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person, (i) any unfunded or underfunded liabilities pursuant to any pension, retirement or nonqualified deferred compensation plan or arrangement, and (j) all obligations described in clauses (a) through (i) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Indemnifying Party” means, in the case of an indemnification claim pursuant to Section 6.2, the Company Stockholders and their respective successors and permitted assigns and in the case of an indemnification claim pursuant to Section 6.3, the Purchaser and their respective successors and permitted assigns.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, Internet Assets, proprietary rights in Software, and any other intellectual property.

“Internet Assets” means any and all domain name registrations, social media accounts and web addresses.

“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).

“Knowledge” means, with respect to (i) the Company, the actual knowledge of key management members, after reasonable inquiry or (ii) any other Party, (A) if an entity, the actual knowledge of its directors and executive officers, after reasonable inquiry, or (B) if the Purchaser, the actual knowledge of the executive officers and directors of the Purchaser after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Loss” or “Losses” means any and all losses, damages, liabilities, costs and expenses (including reasonable attorneys’ fees and disbursements, expert fees, costs of investigation, defense and enforcement of rights), in each case actually suffered or incurred by the applicable Indemnified Party.

“Merger Exchange Ratio” means the number of shares of Consideration Common Stock received per share of Company Stock.

“Merger Sub Common Stock” means the shares of common stock, par value $0.0001 per share, of Merger Sub.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Off-the-Shelf Software” means “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software on commercially available terms.

“Open Source Code” means any Software that is distributed under the terms of a license meeting the definition of “Open Source” promulgated by the Open Source Initiative, or meeting the definition of “Free Software” promulgated by the Free Software Foundation, or any substantially similar license for “free,” “publicly available,” or “open source” Software, including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD License, Artistic License, MIT License and the Creative Commons license.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Purchaser Charter” means the Amended and Restated Certificate of Incorporation of the Purchaser, as amended and effective under the DGCL, prior to the Effective Time.

“Purchaser Common Stock” means the publicly traded shares of common stock, par value $0.0001 per share, of the Purchaser.

“Purchaser Preferred Stock” means the preferred stock, par value $0.0001 per share, of the Purchaser.

“Purchaser RSUs” means restricted stock units of the Purchaser issued under the Purchaser Stock Plan.

“Purchaser RSU Price” means the Consideration Price Per Share.

“Purchaser Stock Plan” means the Purchaser’s 2026 Equity Incentive Plan, as may be amended from time to time.

“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, or reissues thereof).

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves in accordance with GAAP have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, (e) licenses, covenants not to sue or similar rights granted with respect to Intellectual Property in the ordinary course of business or (f) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Pro Rata Share” means with respect to each Company Stockholder, a fraction expressed as a percentage equal to (i) Applicable Merger Consideration payable to such Company Stockholder, divided by (ii) the total Stockholder Merger Consideration payable by the Purchaser to all Company Stockholders.

“Purchase Price Amount” means the aggregate consideration payable for the Company Equity Interests shall be equal to:

(a)            the Base Purchase Price;

(b)            plus the Closing Cash;

(c)            plus the Company Working Capital Overage (based on the Closing Working Capital), if any;

(d)            minus the Closing Debt;

(e)            minus the Company Working Capital Underage (based on the Closing Working Capital), if any;

(f)            minus the Closing Acquisition Costs; and

(g)            minus the Deemed Loan Payoff Amount; and

(h)            minus the TIP Consideration Adjustment Amount; and

(i)            minus the Stockholders’ Representative Expense Fund Shortfall (if any).

“Purchaser Confidential Information” means all confidential or proprietary documents and information concerning the Purchaser or any of its Representatives; provided, however, that Purchaser Confidential Information shall not include any information which, (i) at the time of disclosure by the Company or any of its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Purchaser or its Representatives to the Company or any of its Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Purchaser Confidential Information. For the avoidance of doubt, from and after the Closing, Purchaser Confidential Information will include the confidential or proprietary information of the Target Companies.

“Purchaser Fundamental Representations” means the representations and warranties of the Purchaser set forth in Section 3.1 (Organization and Standing), Section 3.2 (Authorization; Binding Agreement) and Section 3.16 (Finders and Brokers).

“Purchaser Material Adverse Effect” means, with respect to Purchaser and Merger Sub, any Effect that, individually or in the aggregate with any other Effects, materially impairs or delays the ability of Purchaser or Merger Sub, taken as a whole, to consummate the transactions contemplated hereby in accordance with the terms of this Agreement or to perform its obligations under this Agreement on a timely basis.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“Sanctioned Country” means any country or territory that is the target of comprehensive sanctions Laws (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region, and the so-called Donetsk and Luhansk People’s Republics, except, in the case of Syria, only such dealings for the three years preceding July 1, 2025) as administered by the U.S. government, including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department and the U.S. Department of State.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933, as amended.

“Series D Valuation” means $850,000,000

“Significant Company Holder” means any Company Stockholder listed on Schedule 11.1(d) of the Company Disclosure Schedules.

“Software” means any computer software programs, whether in source code or object code form, and documentation related thereto and all associated software modules and databases.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Target Company” means each of the Company and its direct and indirect Subsidiaries.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges in the nature of a tax, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law, (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with, or any other express or implied agreement to indemnify, any other Person, and (d) any interest, fines, penalties, or additions to tax relating thereto, whether disputed or not.

“TIP” means the Company’s Transaction Incentive Plan, dated as of February 21, 2023, as amended.

“TIP Consideration Schedule” means the schedule attached hereto as Schedule 1.9(a)(iii)(F), delivered by the Company to the Purchaser concurrently with the execution and delivery of this Agreement, listing (i) each TIP Participant, (ii) the dollar amount to which such individual is entitled in respect of the TIP, (iii) the number of Purchaser RSUs issuable to such individual in respect thereof, determined by dividing such dollar amount by the Purchaser RSU Price, (iv) the vesting schedule applicable to such Purchaser RSUs, determined in accordance with Section 1.9(a)(iii)(F), and (v) the aggregate of such dollar amounts.

“TIP Participant” means each “Key Employee” as defined under the TIP.

“Trade Secrets” means any trade secrets and other proprietary confidential information that derives economic value from not being generally known, and not being readily ascertainable by proper means, by other Persons, including, as applicable, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods and know-how (whether or not patentable or subject to copyright or trademark protection).

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

“Trading Day” means a period where the New York Stock Exchange and Nasdaq are open for business, typically from 9:30 am to 4:00 pm EST, excluding weekends and designated holidays, allowing for the buying and selling of securities.

“Transaction Consideration Value” means, in respect of any Stockholder Merger Consideration (expressed on a per-share basis (i.e., per share of Purchaser Common Stock exchanged in the transaction)), either:

(j)            with respect to Stockholder Merger Consideration in the form of cash, the U.S. dollar amount of such cash;

(k)            with respect to Stockholder Merger Consideration in the form of securities listed and publicly traded on one or more national securities exchanges:

(i)            if the holders of shares of Purchaser Common Stock will receive a “floating” amount of such securities equal to a fixed U.S. dollar amount of consideration, the Transaction Consideration Value shall be such fixed U.S. dollar amount of consideration;

(ii)            if the holders of shares of Purchaser Common Stock will receive a “fixed” number of such securities per share of Purchaser Common Stock, the Transaction Consideration Value of such consideration shall equal the product of (A) the number of securities to be received per share of Purchaser Common Stock multiplied by (B) the VWAP of one such security determine over the thirty (30) Trading Day period ending three (3) Business Days prior to the closing date of such transaction;

(l)            with respect to Stockholder Merger Consideration in the form of other securities (if any), the Transaction Consideration Value shall be $0.00.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded each day as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the day, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such day, then the closing price for such day. If the VWAP (or closing price) cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the Fair Market Value as determined reasonably and in good faith by Purchaser. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

“Willful Breach” means a material breach of, or material failure to perform, any covenant or agreement set forth in this Agreement that is the consequence of any act or omission undertaken by the breaching party with the actual knowledge that such act or omission would, or would be reasonably expected to, cause such breach or failure to perform.

“Written Consent” means a written consent for the Required Company Stockholder Approval signed by the Company’s key management members and the Significant Company Holders sufficient to approve the Merger and the other transactions contemplated by this Agreement.

11.2         Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Accounting Firm	1.17(e)
Affordable Care Act	4.20(j)
Agreement	Preamble
Antitrust Expenses	8.1
Antitrust Laws	11.1
Applicable Per Share Merger Consideration	1.11(a)
Certificate of Merger	1.2
Company Capitalization Date	4.3(a)
Claim Notice	6.5(a)
Claim Response	6.5(b)
Closing	2.1
Closing Consideration Spreadsheet	1.17(a)
Closing Date	2.1
Closing Press Release	5.14(b)
Company	Preamble
Company Benefit Plan	4.19(a)
Company Disclosure Schedules	ARTICLE IV
Company Financials	4.7(a)
Company Material Contract	4.13(a)
Company Indemnified Parties	6.3
Company Permits	4.10
Company Personal Property Leases	4.16
Company Real Property Leases	4.16
Company Registered IP	4.14(a)
Company RSU	1.9(a)(iii)
Company Stock Award	1.9(a)(iii)
Consideration Shares	1.8
D&O Indemnified Persons	5.18(b)
D&O Tail Insurance	5.18(b)
Dispute	1.17(e)
Dissenting Share Payments	1.14
DGCL	Recitals
Effective Time	1.2
Environmental Permits	4.21(a)

Excluded TIP Employer Taxes	11.1
Exchange Agent	1.15(a)
Expenses	8.1
Federal Securities Laws	5.7
Final Adjustment Amount	1.17(g)
Fundamental Cap	6.4(c)
General Cap	6.4(a)
Identified Employee Employment Agreement	Recitals
Institutions	4.14(e)
Interim Balance Sheet Date	4.7(a)
Letter of Transmittal	1.15(b)
Merger	Recitals
Merger Intended Tax Treatment	1.4
Merger Sub	Preamble
Notice of Disagreement	1.17(e)
OFAC	4.26(c)
The Purchaser	Preamble
Purchaser Capitalization Date	3.5(a)
Purchaser Financials	3.6
Purchaser SEC Reports	3.10
Parties	Preamble
Party	Preamble
Per-Stockholder Cap	6.4(f)
Personal Information	4.14(h)
Purchaser	Preamble
Purchaser Disclosure Schedules	ARTICLE III
Related Person	4.22
Required Company Stockholder Approval	5.13
Required Consents	4.18
Resale Registration Statement	5.3(b)
Section 280G Approval	5.21
Specified Courts	10.6
Stockholder Merger Consideration	1.8
Stockholders’ Representative	Preamble

Surviving Corporation	1.1
TIP RSU Award Agreement	1.9(a)(iii)(F)
Top Customers	4.25
Top Suppliers	4.25
Transmittal Documents	1.15(b)
Vesting Date	1.9(a)(iii)(F)
Waived 280G Benefits	5.21

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement and Plan of Merger to be signed and delivered as of the date first written above.

The Purchaser:

Forge Nano Holdings, Inc.

By:	/s/ Paul Lichty
	Name:	Paul Lichty
	Title:	Chief Executive Officer

Merger Sub:

FN Merger Sub, Inc.

By:	/s/ Paul Lichty
	Name:	Paul Lichty
	Title:	Chief Executive Officer

The Company:

HzO, Inc.

By:	/s/ Rachael Lerebours
	Name:	Rachael Lerebours
	Title:	President

The Stockholders’ Representative:

Fortis Advisors LLC

By:	/s/ Ryan Simkin
	Name:	Ryan Simkin
	Title:	Managing Director

[Signature Page to Merger Agreement]

Exhibit A

Form of Written Consent

[*****]

Exhibit B

Accounting Methodology; Current Assets and Current Liabilities

[*****]

Exhibit C

Form of Letter of Transmittal

[*****]

Exhibit D

Form of Identified Employee Employment Agreement

[*****]